File Pursuant to Rule 424(b)(3)
Registration No. 333-264594

Prospectus Supplement No. 4

(to Prospectus dated May 6, 2022)

3,420,489 CLASS A ORDINARY SHARES

OF

BABYLON HOLDINGS LIMITED

This prospectus supplement (this “prospectus supplement”) amends and supplements the prospectus dated May 6, 2022 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-264594), as amended from time to time. This prospectus supplement is being filed to supplement, modify or supersede certain information contained in the Prospectus with information contained in our Current Report on Form 6-K, filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

Any statement in the Prospectus that is modified or superseded is not deemed to constitute a part of the Prospectus, except as modified or superseded by this prospectus supplement. Except to the extent that the information in this prospectus supplement modifies or supersedes the information contained in the Prospectus, this prospectus supplement should be read, and will be delivered, with the Prospectus. This prospectus supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Our Class A ordinary shares are currently traded on the New York Stock Exchange (“NYSE”) under the symbol “BBLN.” On August 18, 2022, the last reported sale price of our Class A ordinary shares on the NYSE was $0.7573 per Class A ordinary share.

Investing in our Class A ordinary shares involves risks. You should carefully consider the risks referenced under “Risk Factors” of the Prospectus, as well as the other information contained in the Prospectus or in any supplement thereto, before making a decision to invest.

Neither the SEC, the Jersey Financial Services Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 19, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40952

Babylon Holdings Limited

2500 Bee Cave Road

Building 1 - Suite 400

Austin, TX 78746

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Interim Financial Information for the Three and Six Months Ended June 30, 2022

On August 18, 2022, Babylon Holdings Limited issued its unaudited interim financial statements for the three and six months ended June 30, 2022 and management’s discussion and analysis (“MD&A”) for the three and six months ended June 30, 2022. A copy of the unaudited interim financial statements is attached hereto as Exhibit 99.1. A copy of the MD&A is attached hereto as Exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
99.1	Babylon Holdings Limited condensed consolidated financial statements (unaudited) for the three and six months ended June 30, 2022
99.2	Management’s Discussion & Analysis for the three and six months ended June 30, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Babylon Holdings Limited

Date: August 18, 2022	/s/ Charlie Steel
Charlie Steel
Chief Financial Officer

Exhibit 99.1

Babylon Holdings Limited

Condensed Consolidated Financial Statements (Unaudited)

For the Three and Six Months Ended June 30, 2022

Babylon Holdings Limited

Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss

(Unaudited)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,
		2022	2021	2022	2021
	Notes	$’000	$’000	$’000	$’000
Revenue	5	265,362	57,478	531,808	128,771
Claims expense		(238,764)	(40,384)	(486,316)	(64,301)
Clinical care delivery expense		(21,649)	(16,013)	(45,576)	(27,836)
Platform & application expenses		(13,356)	(14,943)	(30,059)	(21,377)
Research & development expenses		(18,658)	(6,811)	(28,715)	(17,201)
Sales, general & administrative expenses		(67,969)	(45,127)	(126,279)	(76,606)
Impairment expense	8	(53,224)	—	(53,224)	—
Operating loss		(148,258)	(65,800)	(238,361)	(78,550)
Finance costs		(9,816)	(1,251)	(16,444)	(2,243)
Finance income		128	14	383	28
Change in fair value of warrant liabilities	15	10,791	—	16,366	—
Loss on settlement of warrants	15	(2,375)	—	(2,375)	—
Exchange (loss) / gain		(7,350)	482	(7,797)	(91)
Net finance expense		(8,622)	(755)	(9,867)	(2,306)
Gain on sale of subsidiary		—	—	—	3,917
Share of loss of equity-accounted investees		—	(821)	—	(1,276)
Loss before taxation		(156,880)	(67,376)	(248,228)	(78,215)
Tax (provision) / benefit		(199)	2,501	(208)	2,493
Loss for the period		(157,079)	(64,875)	(248,436)	(75,722)
Other comprehensive loss
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		1,495	1,687	(2,258)	(67)
Other comprehensive loss for the period, net of income tax		1,495	1,687	(2,258)	(67)
Total comprehensive loss for the period		(155,584)	(63,188)	(250,694)	(75,789)
Loss attributable to:
Equity holders of the parent		(157,079)	(64,441)	(248,436)	(74,907)
Non-controlling interest		—	(434)	—	(815)
		(157,079)	(64,875)	(248,436)	(75,722)
Total comprehensive loss attributable to:
Equity holders of the parent		(155,584)	(62,754)	(250,694)	(74,974)
Non-controlling interest		—	(434)	—	(815)
		(155,584)	(63,188)	(250,694)	(75,789)
Loss per share
Net loss per share, Basic and Diluted		(0.41)	(0.26)	(0.64)	(0.31)
Weighted average shares outstanding, Basic and Diluted		385,119,068	245,955,207	385,215,727	245,594,391

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Financial Position

(Unaudited)

		June 30, 2022	December 31, 2021
	Notes	$’000	$’000
ASSETS
Non-current assets
Right-of-use assets	11	17,972	7,844
Property, plant and equipment		26,698	24,990
Goodwill	8	43,041	93,678
Other intangible assets	8	105,846	111,421
Total non-current assets		193,557	237,933
Current assets
Right-of-use assets	11	5,057	3,999
Trade and other receivables		28,333	24,119
Prepayments and contract assets		18,417	26,000
Cash and cash equivalents	10	186,957	262,581
Total current assets		238,764	316,699
Total assets		432,321	554,632
EQUITY AND LIABILITIES
EQUITY
Ordinary share capital	14	16	16
Share premium	14	927,183	922,897
Share-based payment reserve	14	101,132	80,371
Retained earnings		(1,086,422)	(837,986)
Foreign currency translation reserve	14	(2,285)	(27)
Total capital and reserves		(60,376)	165,271
Total equity		(60,376)	165,271
LIABILITIES
Non-current liabilities
Loans and borrowings	12	268,665	168,601
Contract liabilities	5	54,781	70,396
Lease liabilities	11	18,028	8,442
Deferred grant income		7,504	7,236
Deferred tax liability		764	1,019
Total non-current liabilities		349,742	255,694
Current liabilities
Trade and other payables		30,818	22,686
Accruals and provisions		43,283	36,856
Claims payable	9	38,657	24,628
Contract liabilities	5	20,552	23,786
Warrant liability	15	2,881	20,128
Lease liabilities	11	5,245	4,190
Deferred grant income		1,519	1,208
Loans and borrowings	12	—	185
Total current liabilities		142,955	133,667
Total liabilities		492,697	389,361
Total liabilities and equity		432,321	554,632

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Changes in Equity

(Unaudited)

		Share capital	Share premium	Share-based payment reserve	Retained earnings	Foreign exchange revaluation reserve	Equity attributable to owners of the parent company	Non- controlling interest	Total equity
	Notes	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Balance at January 1, 2021		13	485,221	32,185	(469,504)	1,675	49,590	(1,231)	48,359
Loss for the period		—	—	—	(74,907)	—	(74,907)	(815)	(75,722)
Foreign exchange movement		—	—	—	—	(67)	(67)	—	(67)
Conversion of convertible debt		1	69,999	—	—	—	70,000	—	(70,000)
Warrants issued as consideration		—	2,349	—	—	—	2,349	—	2,349
Equity-settled share-based payment transactions	13	—	—	13,101	—	—	13,101	—	13,101
Balance at June 30, 2021		14	557,569	45,286	(544,411)	1,608	60,066	(2,046)	58,020

Balance at December 31, 2021		16	922,897	80,371	(837,986)	(27)	165,271	—	165,271
Loss for the period		—	—	—	(248,436)	—	(248,436)	—	(248,436)
Foreign exchange movement		—	—	—	—	(2,258)	(2,258)	—	(2,258)
Effect of shares withheld to cover taxes		—	(1,538)	—	—	—	(1,538)	—	(1,538)
Issuance of shares in warrant exchange	15	—	4,581	—	—	—	4,581	—	4,581
Equity-settled share-based payment transactions	13	—	—	20,761	—	—	20,761	—	20,761
Other		—	1,243	—	—	—	1,243	—	1,243
Balance at June 30, 2022		16	927,183	101,132	(1,086,422)	(2,285)	(60,376)	—	(60,376)

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Condensed Consolidated Statement of Cash Flows

(Unaudited)

		For the Six Months Ended June 30,
		2022	2021
	Notes	$’000	$’000
Cash flows from operating activities
Loss for the period		(248,436)	(75,722)
Adjustments to reconcile Loss for the period to net cash used in operating activities:
Share-based compensation	13	18,966	12,344
Depreciation and amortization		21,402	13,322
Impairment expense	8	53,224	—
Finance costs		16,444	2,243
Finance income		(383)	(28)
Change in fair value of warrant liabilities	15	(16,366)	—
Loss on settlement of warrants	15	2,375	—
Exchange loss		7,797	91
Taxation		208	(2,493)
Gain on sale of subsidiary		—	(3,917)
Share of loss of equity-accounted investees		—	1,276
		(144,769)	(52,884)
Working capital adjustments
Decrease / (increase) in trade and other receivables		5,489	(12,414)
Increase / (decrease) in trade and other payables		12,335	44,372
(Increase) / decrease in assets/liabilities held for sale		—	1,460
Net cash used in operating activities		(126,945)	(19,466)
Cash flows from investing activities
Development costs capitalized		(17,449)	(16,254)
Capital expenditures		(6,977)	(2,444)
Interest received		383	7
Proceeds from sale of investment in subsidiary		—	2,213
Payment for acquisition of subsidiaries		—	(13,835)
Purchase of shares in associates and joint ventures		—	(5,000)
Net cash used in investing activities		(24,043)	(35,313)
Cash flows from financing activities
Proceeds from issuance of notes and warrants	12	100,000	—
Payment of equity and debt issuance costs		(5,499)	—
Interest paid		(4,644)	(1,826)
Principal payments on leases		(2,435)	(2,293)
Other financing activities, net		(1,736)	(366)
Net cash provided by (used in) financing activities		85,686	(4,485)
Net increase in cash and cash equivalents		(65,302)	(59,264)
Cash and cash equivalents at January 1,		262,581	101,757
Effect of movements in exchange rate on cash held		(10,322)	(112)
Cash and cash equivalents at June 30,		186,957	42,381

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

The supplemental disclosure requirements for the Condensed Consolidated Statement of Cash Flows are as follows:

	For the Six Months Ended June 30,
	2022	2021
	$’000	$’000
Non-cash financing and investing activities:
Issuance of Loans and borrowings upon conversion of interest	4,378	—
Issuance of shares in connection with the settlement of warrant liabilities	4,284	—
Fair value of warrants issued in connection with Loans and borrowings	3,418	—
Share-based compensation expense capitalized in development costs	1,794	760
Conversion of convertible loan notes	—	70,000
Fair value of warrants issued as consideration for acquisitions	—	2,340

The accompanying notes form an integral part of the unaudited condensed consolidated financial statements.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.	Corporate Information

Babylon Holdings Limited (the “Company,” “Babylon,” “we” or “our”) is incorporated, registered and domiciled in Jersey. The address of the registered office is 31 Esplanade, St. Helier, Jersey, JE2 3QA.

Babylon is a digital-first, value-based care healthcare company whose mission is to make high-quality healthcare accessible and affordable for everyone on Earth. Babylon is re-engineering healthcare, shifting the focus from sick care to proactive healthcare, in order to improve the overall patient experience and reduce healthcare costs. This is achieved by leveraging a highly scalable, digital-first platform combined with high quality virtual clinical operations and affiliated provider networks to provide integrated, personalized healthcare. Babylon works with governments, health providers and insurers across the globe, and supports healthcare facilities from small local practices to large hospitals.

2.	Basis of Preparation

These financial statements consolidate those of the Company and its subsidiaries (collectively referred to as the “Group”).

These unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2022 (“Condensed Consolidated Financial Statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board, and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 (the “last annual financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). Certain prior year amounts have been reclassified to conform with current year presentation. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s consolidated financial position and consolidated performance since the last annual financial statements. These Condensed Consolidated Financial Statements were authorized for issue on August 18, 2022.

Going Concern

The Group incurred a loss for the period for the six months ended June 30, 2022 of $248.4 million and operating cash outflows of $126.9 million. As of June 30, 2022, the Group had a shareholders’ deficit position of $60.4 million and cash and cash equivalents of $187.0 million. The Group has financed its operations principally through issuances of debt and equity securities and has a strong record of fundraising, including the receipt of proceeds of $429.3 million through the issuance of debt and equity securities in the fourth quarter of 2021. Further, we issued $100.0 million of additional unsecured notes on March 31, 2022. The Group requires significant cash resources to, among other things, meet working capital requirements and fund capital expenditures, including those related to product development.

Our directors performed a going concern assessment for a period of twelve months from the date of approval of these Condensed Consolidated Financial Statements to assess whether conditions exist that raise significant doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, although successful execution of the cost reduction actions we announced in July 2022 is necessary in order for us to meet our liabilities that may fall due through August 2023 and beyond if we continue with our planned growth strategy.

While there is no assurance that additional funds are available on acceptable terms or that we will be able to successfully execute the cost reduction actions we announced in July 2022, the directors believe that the Group will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through August 2023 and after. Based on this assessment, we believe it remains appropriate to prepare our financial statements on a going concern basis.

However, the above indicates that there are material uncertainties (ability to raise further capital and successfully execute cost reduction actions) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.

The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Basis of Consolidation

Subsidiaries

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. To determine whether the Group controls an entity, status of voting or similar rights, contractual arrangements and other specific factors are considered. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on which that control ceases.

The Company consolidates certain professional service corporations (“PCs”) that are owned, directly or indirectly, and operated by appropriately licensed physicians. The Company maintains control of these PCs through contractual arrangements, which can include service agreements, financing agreements, equity transfer restriction agreements, and employment agreements, or a combination thereof, which are primarily established during the formation of the PCs. At inception, the contractual framework established between the Group and the PCs provides the Group with the power to direct the relevant activities in the conduct of the PC’s non-clinical administrative and other non-clinical business activities. The physicians employed by the PC are exclusively in control of, and responsible for, all aspects of the practice of medicine for their patients. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and a substantive process and whether the acquired set has the ability to produce outputs.

Intercompany transactions, balances and unrealized gains on transactions between the Group’s companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss, Condensed Consolidated Statement of Financial Position and Condensed Consolidated Statement of Changes in Equity. Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies.

Associates are accounted for using the equity method and are initially recognized at cost. The Condensed Consolidated Financial Statements include the Group’s share of the total comprehensive income and equity movements of equity accounted investees, from the date that significant influence commences until the date that significant influence ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the Group’s carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or has made payments on behalf of an investee.

3. Summary of Significant Accounting Policies

With the exception of the extension to our accounting policies described below, the accounting policies applied in these Condensed Consolidated Financial Statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2021.

Claims Expense

Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance premiums and related recoveries.

Clinical Care Delivery Expense

Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

4.	Adoption of New and Revised International Financial Reporting Standards

The following new and amended standards have been adopted by the Group in these Condensed Consolidated Financial Statements. Their adoption did not have a material effect on the financial statements.

•	Amendments to References to the Conceptual Framework in IFRS 3: Business Combinations, Amendments to IAS 16: Property, Plant and Equipment—Proceeds before Intended Use, Annual Improvements to IFRS Standards 2018-2020, and Amendments to IAS 37: Onerous Contracts—Cost of Fulfilling a Contract (effective date January 1, 2022)

The following new and amended standards have been issued but have not been applied by the Group in these Condensed Consolidated Financial Statements. Their adoption is not expected to have a material effect on the financial statements unless otherwise indicated.

•	Amendments to IAS 1: Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current, Amendments to Disclosure of Accounting Policies in IAS I: Presentation of Financial Statements and IFRS Practice Statement 2: Making Materiality Judgements, Amendments to Definition of Accounting Estimates in IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, Amendments to Deferred Tax related to Assets and Liabilities arising from a Single Transaction in IAS 12: Income Taxes, and IFRS 17: Insurance Contracts (effective date January 1, 2023)

•	Amendments to Sale or Contribution of Assets between an Investor and its Associate or Joint Venture in IFRS 10: Consolidated Financial Statements and IAS 28: Investments in Associates and Joint Ventures (effective date deferred indefinitely)

5.	Revenue

i)	Disaggregation of Revenue

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Value-based care	244,098	39,133	490,673	66,392
Software licensing	7,375	8,281	15,131	44,245
Clinical services	13,889	10,064	26,004	18,134
	265,362	57,478	531,808	128,771

The following table presents revenue by source or healthcare services provided under our value-based care arrangements for the three and six months ended June 30, 2022 and 2021:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Medicaid	143,263	17,338	292,308	35,953
Medicare	90,768	12,888	178,332	21,532
Other	10,067	8,907	20,033	8,907
	244,098	39,133	490,673	66,392

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

ii)	Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from contracts with customers.

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Trade receivables	7,648	8,278
Contract assets	6,220	4,484
Contract liabilities	75,333	94,182

The contract assets primarily relate to the Group’s rights to consideration for work performed but subject to customer acceptance at the reporting date. The contract assets are transferred to receivables when the rights become unconditional. This usually occurs when the Group issues an invoice to the customer. The Group’s customers generally pay for invoices in the month following the issuance date.

iii)	Transaction Price Allocated to the Remaining Performance Obligations

The following table includes revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the reporting date:

	For the Year-Ended June 30,
	2023	2024	2025	2026	2027 and beyond	Total
	$’000	$’000	$’000	$’000	$’000	$’000
As of June 30, 2022	20,552	17,127	17,252	12,008	8,394	75,333

The table below shows significant changes in contract liabilities:

2022
$’000
Balance on January 1,	94,182
Amounts billed but not recognized	1,871
Revenue recognized	(11,878)
Effect of movements in foreign exchange	(8,842)
Balance on June 30,	75,333

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

6.	Segment Information

Below is a summary of the Group’s segments and a reconciliation between the results from operations as per segment information and the results from operations as per the Condensed Consolidated Statements of Profit and Loss.

	For the Six Months Ended June 30, 2022
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	31,766	499,494	694	531,954	(146)	531,808
Inter-segment revenue	—	—	(164)	(164)	164	—
Segment revenue	31,766	499,494	530	531,790	18	531,808
Claims expense	—	(486,316)	—	(486,316)	—	(486,316)
Clinical care delivery expense	(20,649)	(25,945)	(538)	(47,132)	1,556	(45,576)
Other operating expenses, excluding amortization and depreciation	(64,615)	(131,983)	(18,641)	(215,239)	(1,636)	(216,875)
Change in fair value of warrant liabilities	—	—	16,366	16,366	—	16,366
Exchange (loss) / gain	(15,132)	3,076	(50,778)	(62,834)	55,037	(7,797)
Loss on settlement of warrants	—	—	(2,375)	(2,375)	—	(2,375)
Segment EBITDA	(68,630)	(141,674)	(55,436)	(265,740)	54,975	(210,765)
Depreciation and amortization						(21,402)
Change in fair value of warrant liabilities						(16,366)
Exchange loss						7,797
Loss on settlement of warrants						2,375
Operating loss						(238,361)

	For the Six Months Ended June 30, 2021
	UK	US	All other segments	Total segments	Reconciliation adjustments	Total as per statement of profit and loss
	$’000	$’000	$’000	$’000	$’000	$’000
Revenue	56,616	72,071	904	129,591	(820)	128,771
Inter-segment revenue	—	—	(50)	(50)	50	—
Segment revenue	56,616	72,071	854	129,541	(770)	128,771
Claims expense	(20,545)	(11,650)	(938)	(33,133)	5,297	(27,836)
Clinical care delivery expense	—	(64,301)	—	(64,301)	—	(64,301)
Other operating expenses, excluding amortization and depreciation	(59,667)	(32,976)	(6,173)	(98,816)	(3,046)	(101,862)
Exchange (loss) / gain	(182)	(70)	2,348	2,096	(2,187)	(91)
Gain on sale	(2,390)	—	3,880	1,490	2,427	3,917
Share of loss of equity-accounted investees	—	(1,276)	—	(1,276)	—	(1,276)
Segment EBITDA	(26,168)	(38,202)	(29)	(64,399)	1,721	(62,678)
Depreciation and amortization						(13,322)
Exchange loss						91
Gain on sale of subsidiary						(3,917)
Share of loss of equity-accounted investees						1,276
Operating loss						(78,550)

Reconciliation adjustments include allocation and classification differences of costs between management accounts and statutory reporting, reversals of inter-segment revenue and foreign exchange variances.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Major Customers

Below is a summary of the revenue derived from the Group’s major customers:

	For the Six Months Ended June 30,
	2022		2021
	$‘000	% of revenue	$‘000	% of revenue
Customer 1	285,235	53.6%	25,752	20.0%
Customer 2	125,539	23.6%	—	—
Customer 3	24,156	4.5%	15,173	11.8%
Customer 4	4,833	0.9%	32,937	25.6%

Geographical Information

Revenue from external customers attributed to individual countries is summarized as follows:

	For the Six Months Ended June 30,
	2022	2021
	$’000	$’000
UK	19,919	16,130
US	499,500	71,651
Asia-Pacific	7,013	7,548
Canada	4,833	32,937
Rest of World	543	505
Total	531,808	128,771

As of June 30, 2022, 47.6% ($92.1 million) and 52.3% ($101.2 million) of non-current assets of the Group were derived from and located within the UK and US, respectively. As of December 31, 2021, 38.3% ($92.6 million) and 61.1% ($147.8 million) of non-current assets of the Group were derived from and located within the UK and US, respectively.

As of June 30, 2022, 86.9% ($6.6 million) and 7.0% ($0.5 million) of total Group trade receivables were attributable to the UK and US, respectively. As of December 31, 2021, 84.5% ($7.0 million) and 11.0% ($0.9 million) of total Group trade receivables were attributable to the UK and US, respectively.

7.	Investments in Subsidiaries and Associates

As discussed in Note 2, we consolidated certain PCs which are owned, directly or indirectly, and operated by licensed physicians. The following provides summary financial data for the PCs that are included in the Condensed Consolidated Financial Statements:

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Total assets	98,704	104,703
Total liabilities	195,938	168,240

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Total revenues	116,568	16,030	243,795	35,786
Claims expense	(112,635)	(15,203)	(231,620)	(30,996)
Clinical care delivery expense	(12,363)	(3,458)	(21,275)	(5,714)
Sales, general & administrative expenses	(5,452)	(1,529)	(20,464)	(4,404)

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

8.	Intangible Assets and Goodwill

The changes in the carrying amount of goodwill and intangible assets for the six months ended June 30, 2022 were as follows:

	Goodwill	Development Costs	Intangibles under Development	Customer Relationships	Trademarks	Physician Networks	Licenses	Total Other Intangible Assets (Excluding Goodwill)
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost
Balance at January 1, 2022	93,678	109,356	21,868	14,700	8,300	5,000	590	159,814
Additions	—	—	19,243	—	—	—	—	19,243
Transfers	—	16,784	(16,784)	—	—	—	—	—
Effect of movements in foreign exchange	22	(9,998)	(1,804)	—	—	—	—	(11,802)
Balance at June 30, 2022	93,700	116,142	22,523	14,700	8,300	5,000	590	167,255
Amortization and impairment
Balance at January 1, 2022	—	39,724	—	3,680	3,533	1,063	393	48,393
Amortization for the period	—	11,809	—	426	1,280	658	197	14,370
Impairment	50,659	2,565	—	—	—	—	—	2,565
Effect of movements in foreign exchange	—	(3,919)	—	—	—	—	—	(3,919)
Balance at June 30, 2022	50,659	50,179	—	4,106	4,813	1,721	590	61,409
Net book value
At January 1, 2022	93,678	69,632	21,868	11,020	4,767	3,937	197	111,421
At June 30, 2022	43,041	65,963	22,523	10,594	3,487	3,279	—	105,846

All development costs, including intangibles under development, have been internally generated by the Group. During the six months ended June 30, 2022, $16.8 million of intangibles under development were transferred to development costs as these projects were completed. All intangibles, including intangibles under development, are tested for impairment at least annually. During the second quarter of 2022, following an assessment of the future development of our technology, capitalized development costs were impaired by $2.6 million. The impairment was primarily the result of the discontinuation of certain features that were no longer deemed to be technologically feasible following an assessment of the product roadmap for our digital healthcare platform.

The total net book value is considered to be the recoverable amount, as this balance is reviewed annually and impaired as necessary. All development costs are related to the development of our digital healthcare platform and there are no distinguishable individually material intangible assets within the capitalized development costs. There was no impairment of the development costs in the six months ended June 30, 2021.

Impairment Analysis for CGUs Containing Goodwill and Intangibles

Intangible assets and goodwill are subject to impairment testing on an annual basis or whenever events or circumstances indicate that the carrying amount of goodwill may no longer be recoverable. During the second quarter of fiscal year 2022, the Company identified a triggering event associated with a combination of factors including a decline in its stock price, increases in market rates of interest, and a decline in general economic conditions impacting multiple sectors including the healthcare industry. As a result, the Company performed an interim impairment test as of June 30, 2022 related to the Higi cash generating unit (the “Higi CGU”) and California Independent Physician’s Association cash generating unit (the “California IPA CGU”).

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Impairment Analysis for California IPA CGU

The recoverable amount of the California IPA CGU was based on its value in use (which is considered to be equal to, or higher than, its fair value less costs of disposal) and was determined by discounting the future cash flows to be generated from the continuing use of the CGU, a form of the income approach. The income approach utilizes management’s estimates of future operating results and discounted cash flows using operating forecasts over a period of 5 years with the terminal period beginning in 2027, approved by management. As a result of the analysis, the Company identified that the value in-use of its California IPA CGU exceeded its carrying amount. As a result there was no impairment related to the California IPA CGU. The discount rate was based on the weighted average cost of capital (“WACC”) using market participant assumptions, which was adjusted for specific risks. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, discount rates, terminal growth rates, and other assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results including its fair value less costs of disposal, could be materially different than the judgments and estimates used to estimate value in use.

The value in use of the California IPA CGU was estimated based on the present value of the future cash flows expected to be derived from the California IPA CGU, using a discount rate of 15.0% and a terminal value growth rate of 3.0%. The discount rate was based on the WACC using market participant assumptions, which is adjusted for specific risks.

No reasonably possible change to the key assumptions would lead to an impairment of goodwill related to the California IPA CGU.

Impairment Analysis for Higi CGU

The recoverable amount of the Higi CGU was based on its value in use (which is considered to be equal to, or higher than, its fair value less costs of disposal) and was determined by discounting the future cash flows to be generated from the continuing use of the CGU, a form of the income approach. The income approach utilizes management’s estimates of future operating results and discounted cash flows using operating forecasts over a period of 8 years with the terminal period beginning in 2031, approved by management. As a result of the analysis, the Company identified that the carrying amount of its Higi CGU exceeded its value in use by $50.7 million. The full amount of the impairment was recorded as a reduction to Goodwill allocated to the acquisition of the Higi CGU.

The value in use of the Higi CGU was estimated based on the present value of the future cash flows expected to be derived from the Higi CGU, using a discount rate of 13.5% and a terminal value growth rate of 3.0%. The discount rate was based on the WACC using market participant assumptions, which was adjusted for specific risks, and the terminal value growth rate was based on long term assumptions of growth. The estimation of value in use reflects numerous assumptions that are subject to various risks and uncertainties, including key assumptions regarding expected growth rates and operating margin, discount rates, terminal growth rates, and other assumptions with respect to matters outside of the Group's control. It requires significant judgments and estimates, and actual results including its fair value less costs of disposal, could be materially different than the judgments and estimates used to estimate value in use.

The following summarizes the impact of the recoverable amount on the Higi CGU for changes in significant assumptions::

Discount rate: An increase in the discount rate by 100 basis points would have resulted in a reduction of the recoverable amount by $9.8 million.

Terminal growth rates: A decrease in the terminal growth rate by 100 basis points would have resulted in a reduction of the recoverable amount by $5.3 million.

Revenue growth: A decrease of virtual and digital revenue growth by 5.0% would have resulted in a reduction of the recoverable amount by $6.7 million.

Following the impairment charge recognized in the Higi CGU, the recoverable amount was equal to the carrying amount. Therefore, any adverse change in a key assumption or requirement to value the CGU on a fair value less costs of disposal basis, may result in further impairment.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

9.	Claims Payable

The following table is a summary of claims activity for the period presented:

$’000
Balance at January 1, 2022	24,628
Claims incurred, net	484,294
Claims settled	(470,265)
Balance at June 30, 2022	38,657

The increase in claims expense during the six months ended June 30, 2022 is primarily attributable to the expansion of our value-based care offerings in the United States.

10.	Cash and Cash Equivalents

The components of cash and cash equivalents are reflected in the table below:

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Cash in hand and at banks	146,650	262,276
Short-term investment funds	40,002	—
Restricted cash	305	305
	186,957	262,581

The Group’s short-term investment funds are highly liquid, redeemable within 90 days at a known amount of cash and are subject to an insignificant risk of change in value and therefore meet the definition of a cash equivalent.

11.	Leases

On November 1, 2021, Babylon Inc. entered into a sublease agreement for 37,883 rentable square feet of office space in Austin, Texas. The lease commenced on February 1, 2022 when we obtained access to the property and will automatically terminate on March 31, 2029. Minimum payments for the non-cancellable lease term are $15.7 million as of June 30, 2022. The Company uses the office space as its United States headquarters with capacity for approximately 200 employees.

In January 2022, Babylon Healthcare Services Limited entered into two lease agreements for clinic space in London, United Kingdom. The leases commenced on January 6, 2022 and January 14, 2022 when we obtained access to the properties and will automatically terminate on January 6, 2032 and July 13, 2032, respectively. As of June 30, 2022, minimum payments for the lease terms are $5.5 million and $7.1 million, respectively. The Company intends to use the properties as clinics as part of the Company's operations.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

12.	Loans and Borrowings

	As of
	June 30, 2022	December 31, 2021
	$’000	$’000
Non-current liabilities
Loan notes	304,378	200,000
Unamortized fair value adjustment, discount, and debt issuance costs	(35,713)	(31,399)
	268,665	168,601

Current liabilities
Other	—	185
	—	185

AlbaCore Original Notes

On October 8, 2021, Babylon entered into a note Subscription Agreement (the “Note Subscription Agreement”). The Note Subscription Agreement provided for the issuance of up to $200.0 million in unsecured notes due 2026 (the “Unsecured Notes”) to affiliates of, or funds managed or controlled by, AlbaCore Capital LLP (the “Note Subscribers”). On November 4, 2021 (“Note Closing Date”), Babylon issued the full $200.0 million (“Principal Amount”) of Unsecured Notes under the Note Subscription Agreement at a discount of 95.5% of the Principal Amount. The Unsecured Notes bear interest accruing on the Principal Amount (which for these purposes shall include any capitalized interest from time to time) at the following rates: (i) 8.0% per annum for the period commencing from (and including) the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date; (ii) 10.0% per annum for the period commencing from (and including) the date falling two years after the Note Closing Date, to (but excluding) the date falling three years after the Note Closing Date; and (iii) 12.0% per annum for the period commencing from (and including) the date falling three years after the Note Closing Date. The applicable interest rate is subject to a step-up margin of 6.5 basis points per annum if Babylon and its subsidiaries do not achieve a target of adding 100,000 Medicaid lives to value-based care contracts by January 1, 2024. Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year and the first interest payment was due on the six-month anniversary of the Note Closing Date on May 4, 2022. At Babylon’s election, up to 50.0% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes. The Unsecured Notes will mature five years from the Note Closing Date on November 4, 2026 (the “Final Maturity Date”).

Babylon is required to redeem the Unsecured Notes (unless previously purchased and cancelled or redeemed) on the Final Maturity Date at 100.0% of the principal amount on such date. Babylon may redeem the Unsecured Notes at any time at a redemption amount (the “Redemption Amount”) equal to: (i) from (and including) the Note Closing Date to (but excluding) the date falling one year after the Note Closing Date, the amount that is the greater of (A) 104.0% of the principal amount (including capitalized interest) and (B) 104.0% of the principal amount (including capitalized interest) plus an interest make whole premium; (ii) from (and including) the date falling one year after the Note Closing Date to (but excluding) the date falling two years after the Note Closing Date, 104.0% of the principal amount (including any capitalized interest); and (iii) on or after the date falling two years after the Closing Date and until (but not including or after) the Final Maturity Date, 107.0% of the principal amount (including any capitalized interest). Each holder of Unsecured Notes (each a “Noteholder”) has the option to require Babylon to redeem the Unsecured Notes held by such Noteholder at the Redemption Amount upon specified change of control events.

The terms of the Unsecured Notes include covenants, which covenants are subject to certain limitations and exceptions, limiting the ability of Babylon and its subsidiaries to, among other things: incur additional debt; pay or declare dividends or distributions on Babylon’s share capital; repay or distribute any share premium reserve or redeem, repurchase or retire its share capital; incur or allow to remain outstanding guarantees; make certain joint venture investments; enter into finance or capital lease contracts; create liens on Babylon’s or its subsidiaries’ assets; enter into sale and leaseback transactions; pay management and advisory fees outside the ordinary course of business; acquire a company or any shares or securities or a business or undertaking; merge or consolidate with another company; borrow or receive investments from certain shareholders other than through Babylon; and sell, lease, transfer or otherwise dispose of assets. The terms of the Unsecured Notes also include customary events of default.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

On the Note Closing Date, Babylon issued warrants to subscribe for an aggregate of 1,757,499 Class A ordinary shares (the “AlbaCore Warrants”) to the Note Subscribers on a pro rata basis by reference to the relevant proportion of the Principal Amount of Unsecured Notes subscribed for by each Note Subscriber. The AlbaCore Warrants confer the right to subscribe for up to 1,757,499 Class A ordinary shares exercisable on certain agreed upon exercise events, subject to: (i) Babylon’s right to elect to redeem the AlbaCore Warrants in whole or in part in cash upon an exercise event; (ii) an agreed adjustment formula to reduce the number of Class A ordinary shares to be issued upon exercise of the AlbaCore Warrants in certain circumstances linked to Babylon’s trading performance; and (iii) customary adjustments for certain share capital reorganizations (such as share splits and consolidations).

The exercise events applicable to the AlbaCore Warrants occur: (i) on the first date following which the closing price of the Class A ordinary shares has equaled or exceeded $15.00 per Class A ordinary share (subject to customary adjustments) for any 20 trading days within any 30-trading day period commencing at least 18 months after the Note Closing Date; (ii) where the Noteholders give a redemption notice under the notes deed poll on the occurrence of a change of control in respect of Babylon; (iii) where Babylon elects to redeem the Unsecured Notes prior to the Final Maturity Date in accordance with its rights to do so under the notes deed poll; and (iv) on the Final Maturity Date. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only.

We capitalized debt issuance costs of $3.4 million in connection with the issuance of the Unsecured Notes. Please refer to Note 15 for additional discussion surrounding the AlbaCore Warrants.

AlbaCore Additional Notes and Warrants

On December 23, 2021, Babylon entered into an additional note subscription agreement (the “Second Note Subscription Agreement”) providing for the issue of not less than $75.0 million and not more than $100.0 million additional Unsecured Notes (the “Additional Notes”) to AlbaCore Partners III Investment Holdings Designated Activity Company, and any new note subscribers that are affiliates of, or funds managed or controlled by, AlbaCore Capital LLP and that adhere to the Second Note Subscription Agreement (the “Second Note Subscribers”).

The closing of the issue of the Additional Notes under the Second Note Subscription Agreement, for the principal amount of $100.0 million, occurred on March 31, 2022 (the “Second Closing Date”). The terms and conditions of the Additional Notes are the same as the terms of the original Unsecured Notes, with the exception that the Additional Notes were issued at 100% of their principal amount. At Babylon’s election, up to 50.0% of the interest payable in respect of any interest period may be satisfied by the issuance by Babylon of further Unsecured Notes to be immediately consolidated and form a single series with the outstanding Unsecured Notes.

On the Second Closing Date, Babylon issued AlbaCore Warrants to subscribe for an aggregate of 878,750 additional Class A ordinary shares (the “Additional AlbaCore Warrants”) to the Second Note Subscribers. Upon an exercise event, the AlbaCore Warrants are exercisable in full and not in part only. The exercise events applicable to the Additional AlbaCore Warrants are the same as the AlbaCore Warrants.

We capitalized debt issuance costs of $4.0 million in connection with the issuance of the Additional Notes.

Upon any exercise event Babylon has a right to elect to satisfy the subscription entitlement in respect of the AlbaCore Warrants by issuing Class A ordinary shares, by making a redemption payment in cash, or by a combination of both (in such proportions as Babylon may in its absolute discretion determine). The cash redemption payment per Note Warrant shall be determined by reference to the closing price for the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event, provided that if the closing price is in excess of $15.00 per Class A ordinary share (subject to customary adjustments), the cash redemption payment shall be capped at $15.00 per Note Warrant.

Where Babylon elects upon exercise of the AlbaCore Warrants to issue Class A ordinary shares in satisfaction in whole or in part of the subscription entitlement under the AlbaCore Warrants, Babylon is required to issue one Class A ordinary share credited as fully paid and free from all encumbrances (except as set out in Babylon’s memorandum and articles of association from time to time) per AlbaCore Warrant held, subject to a proportionate downwards adjustment to the number of Class A ordinary shares to be issued per AlbaCore Warrant where the closing price of the Class A ordinary shares on such date as is specified in the Amended and Restated Warrant Instrument in respect of each exercise event is in excess of $15.00 per Class A ordinary share.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Accrued Interest

Interest is payable on the Unsecured Notes semi-annually on May 4 and November 4 each year and the first interest payment was due on the six-month anniversary of the Note Closing Date on May 4, 2022. As of May 4, 2022, the interest payable on the Unsecured Notes was $8.8 million. In accordance with the Note Subscription Agreement, Babylon elected to satisfy 50.0% of the interest payable of $4.4 million through the issuance of further Unsecured Notes, which were immediately consolidated and formed into a single series with the outstanding Unsecured Notes. The remaining $4.4 million of the interest payable was settled in cash.

Changes in Loans and Borrowings from Financing Activities

	AlbaCore Notes	Other Loans and Borrowings	Total Loans and Borrowings
	$’000	$’000	$’000
Balance at January 1, 2022	168,601	185	168,786
Changes from financing cash flows
Proceeds from issuance of notes and warrants	100,000	—	100,000
Payment of debt issuance costs	(4,000)	—	(4,000)
Total changes from financing cash flows	96,000	—	96,000
Other changes
Fair value of warrants issued	(3,418)	—	(3,418)
Amortization of fair value adjustment, discount, and debt issuance costs	3,104	—	3,104
Issuance of notes upon conversion of interest	4,378	—	4,378
Other loans and borrowings activity, net	—	(185)	(185)
Total other changes	4,064	(185)	3,879
Balance at June 30, 2022	268,665	—	268,665

13.	Employee Benefits

Equity Incentive Plans

On October 21, 2021, we effected a reclassification (referred to below as the “Reclassification”) whereby all outstanding shares of Babylon, including the various options previously granted under the below plans, were reclassified to Class A ordinary shares or Class B ordinary shares, subject to a conversion ratio of approximately 0.3 (the “Conversion Ratio”). The description of activity in the narratives and tables below have been adjusted to reflect the Reclassification.

On July 27, 2015, the Board of Directors adopted the Babylon Holdings Limited Long Term Incentive Plan (the “LTIP”). Following the Reclassification, the options subsist over Class A ordinary shares. Upon approval of the Babylon Holdings Limited 2021 Equity Incentive Plan, including the Non-Employee Sub-Plan (collectively, the "2021 Plan"), the LTIP Plan was no longer available for future awards.

On February 21, 2021, the Board of Directors adopted the Company Share Option Plan (“CSOP”), which was intended to qualify as a company share option plan that meet certain requirements under the Income Tax Act of 2003. The options granted under the CSOP are, subject to certain qualifying conditions being met, potentially U.K. tax-favored options. Upon approval of the 2021 Plan, the CSOP Plan was no longer available for future awards.

On October 21, 2021, the shareholders approved the 2021 Plan. The 2021 Plan provides for an automatic share reserve increase, or “evergreen” feature, whereby the share reserve will automatically be increased on January 1st of each year commencing on January 1, 2022 and ending on and including January 1, 2031, in an amount equal to the least of: (i) 45,335,210 Class A ordinary shares; (ii) 5% of the total number of all classes of our shares that have been issued as at December 31st of the preceding calendar year, in each case, subject to applicable law and our having sufficient authorized but unissued shares; and (iii) such number of Class A ordinary shares as our board of directors may designate prior to the applicable January 1. In addition, the 2021 Plan provides for recycling of a maximum of 23,902,282 Class A ordinary shares underlying 2021 Plan awards and options granted under our legacy LTIP and CSOP Plans, in each case which have expired, lapsed, terminated or meet other recycling criteria set forth in the 2021 Plan. Upon approval of the 2021 Plan, the LTIP and CSOP were no longer available for future awards. The 2021 Plan provides for the grant of options, share appreciation rights (“SARs”), restricted shares (“RSAs”), restricted share units (“RSUs”), and other share-based awards, including performance share units (“PSUs”). As of June 30, 2022, there are 36,792,407 Class A ordinary shares available for issuance pursuant to future awards under the 2021 Plan.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Share-based Payments

The Group issues equity settled share-based payments to employees of the Group and advisors, whereby services are rendered in exchange for rights over shares in the Group. Employees of all Group companies participate within this scheme through the LTIP, CSOP and 2021 Plan described above.

Share-based payments are recognized as expense for RSUs, RSAs, PSUs and options, net of estimated forfeitures, as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Total share-based compensation expense	10,564	9,542	18,966	12,344

Restricted Stock Units

The following table displays RSU activity for the periods presented:

	RSUs	Weighted Average Fair Value[1]
		$
Balance at January 1, 2022	6,997,284	6.23
Granted	18,102,964	3.91
Vested and issued	(2,176,896)	5.70
Forfeited / canceled during the period	(3,065,469)	4.97
Balance at June 30, 2022	19,857,883	4.25
Vested and unissued at June 30, 2022	266,571	5.64
Unvested at June 30, 2022	19,591,312	4.23

1The calculation of weighted average fair value excludes RSUs issued to Higi employees upon the acquisition of Higi during the year-ended December 31, 2021.

During the first quarter of 2022, the Remuneration Committee of the Board of Directors granted employees RSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 14,758,592 shares of the Company’s Class A ordinary shares. Pursuant to the terms of the RSU awards, unvested shares are forfeited upon separation from the Company.

During the second quarter of 2022, the Remuneration Committee of the Board of Directors granted employees RSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 3,344,372 shares of the Company’s Class A ordinary shares. Pursuant to the terms of the RSU awards, unvested shares are forfeited upon separation from the Company.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Options

The following table displays option activity and weighted average exercise price for the periods presented:

	June 30, 2022		December 31, 2021
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at the beginning of the period	1.47	22,896,265	0.02	21,107,487
Granted during the period	—	—	3.67	8,155,289
Exercised during the period	0.04	(3,079,812)	0.18	(6,204,471)
Forfeited / canceled during the period	1.27	(808,907)	1.42	(162,040)
Outstanding at the end of the period	1.72	19,007,546	1.47	22,896,265
Exercisable at the end of the period	1.77	17,251,711	1.54	19,105,908

Restricted Stock Awards

In June 2022, the Remuneration Committee of the Board of Directors granted certain members of management 300,000 RSAs of the Company’s Class A ordinary shares. The shares vest pursuant to the terms of the individual agreements that typically include a specified service condition term and any unvested shares are forfeited upon separation from the Company.

Performance Share Units

The following table displays PSU activity and weighted average fair values for the periods presented:

	PSUs	Weighted Average Fair Value
		$
Balance at January 1, 2022	—	—
Granted	5,450,000	0.34
Vested and issued	—	—
Forfeited / canceled during the period	—	—
Balance at June 30, 2022	5,450,000	0.34

In June 2022, the Remuneration Committee of the Board of Directors granted employees PSUs under the 2021 Plan, under which the holders have the rights to receive an aggregate 5,450,000 shares of the Company’s Class A ordinary shares, all of which remain unvested at June 30, 2022. The shares typically have three equal tranches, with each tranche vesting upon the achievement of a $5, $10, and $15 share price on the New York Stock Exchange over any 20 trading days within a 30-day period, and accelerate vesting upon a change of control. The PSUs typically expire after 4-years from the grant date and any unvested shares are forfeited upon separation from the Company.

The grant-date fair value and derived implicit service period of PSUs granted under the 2021 Plan were determined using a Monte Carlo simulation model, and involve input of subjective assumptions, including share price and volatility. For the share price, the Company used a $0.99 value, determined using the publicly traded share price on the date of the grant. For volatility, the Company used 76%, determined by historical volatilities for selected comparable peer companies.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

14.	Capital and Reserves

Share Capital

In thousands of shares	Class A Ordinary Shares	Class B Ordinary Shares	Deferred Shares
Authorized	6,500,000	3,100,000	100,000
On issue at January 1, 2022	333,925	79,638	—
Issued during the period	9,195	—	—
On issue at June 30, 2022—fully paid	343,120	79,638	—

Share Rights

Each Class A ordinary share has the right to exercise one vote at any general meeting of the shareholders of the Company, to participate pro rata in all dividends declared by the Company, and rights in the event of the Company’s dissolution. Each Class B ordinary share has the same economic terms as the Babylon Class A ordinary shares, but the Class B ordinary shares have 15 votes per share.

The Deferred Shares are non-voting shares and if issued, will not convey upon the holder the right to be paid a dividend or notice to attend, vote or speak at a shareholder meeting. No Deferred Shares have been issued.

Foreign Currency Translation Reserve

Exchange differences arising on translation of the foreign controlled entities are recognized in other comprehensive loss and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Other Comprehensive Income (“OCI”) Accumulated in Reserves, Net of Tax

2022
$’000
January 1,	(27)
Foreign operations – foreign currency translation differences	(2,258)
June 30,	(2,285)

Retained Earnings

The retained earnings account represents retained profits or losses less amounts distributed to shareholders.

Share-based Payment Reserve

The share-based payment reserve represents amounts accruing for equity-based share options granted.

15.	Warrant Liability

The Company’s warrants are classified and accounted for as liabilities at fair value, with changes if fair value recorded in the Condensed Consolidated Statement of Profit and Loss. The following table displays the number of warrants outstanding as of June 30, 2022:

	Tradeable	Non-tradeable	Total
(In thousands)	No. of warrants	No. of warrants	No. of warrants
In issue at January 1, 2022	8,625	7,691	16,316
Issuance of Additional AlbaCore Warrants on March 31, 2022	—	879	879
Exchange of Alkuri Warrants on June 23, 2022	(7,455)	(5,933)	(13,388)
In issue at June 30, 2022	1,170	2,637	3,807

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

Alkuri Warrants

Pursuant to the merger agreement with Alkuri Global Acquisition Corp (“Alkuri”), the Company assumed warrants previously issued by Alkuri, consisting of 5,933,333 private placement warrants and 8,625,000 public warrants, which were converted into warrants to purchase 14,558,333 Class A ordinary shares (“Alkuri Warrants”). The warrants to purchase 14,558,333 Class A ordinary shares gave the holder the right to purchase such shares at a fixed amount for a period of five years subject to the terms and conditions of the warrant agreement.

On June 23, 2022, the Company completed a registered exchange offer of the Company's 14,558,313 outstanding Alkuri Warrants (“Warrant Exchange”). In connection therewith, the Company exchanged 13,387,891 warrants tendered for shares of the Company’s Class A ordinary shares at an exchange ratio of 0.295 shares for each warrant. As a result, at closing, the Company issued 3,949,471 Class A ordinary shares. The fair value of Class A ordinary shares issued in excess of the Warrant liability at settlement date of $2.4 million, including transaction costs, was recorded as a Loss on settlement of warrants in the Consolidated Statement of Profit and Loss.

Additionally, on the same date, the Company and Computershare Trust Company, N.A., entered into Amendment No. 1 (the “Warrant Amendment”) to the Warrant Agreement, dated as of February 4, 2021, by and between Alkuri Global Acquisition Corp. and the warrant agent, governing the warrants. The Warrant Amendment provided the Company with the right to mandatorily exchange the Company’s remaining outstanding warrants for Class A ordinary shares, at an exchange ratio of 0.2655 shares for each warrant. Simultaneously with the closing of the warrant exchange offer, the Company notified holders of the remaining 1,170,422 warrants that it would exercise its right to exchange the warrants for Class A ordinary shares. See Note 17 for additional discussion.

AlbaCore Warrants

As of June 30, 2022, there were a combined total of 2,636,249 Albacore Warrants and Additional Albacore Warrants outstanding. The warrants entitle the holder to purchase one Class A ordinary share at a subscription price of $0.00004 per share upon occurrence of an exercise event. Until warrant holders acquire the Company’s Class A ordinary shares upon exercise of such warrants, they have no rights with respect to the Company’s ordinary shares. The warrants expire on November 4, 2026, or earlier upon redemption or liquidation in accordance with their terms. The initial fair value of the Additional AlbaCore Warrants on the date of issuance of $3.4 million was determined utilizing a price per warrant of $3.89, which was derived using a Monte Carlo simulation.

Changes in Warrant Liability

The fair value of the Alkuri Warrants upon exchange has been determined by using the prevailing market price for warrants traded on the NYSE under the ticker BBLN.W. Following the delisting of the Alkuri Warrants from the NYSE as part of the Warrant Exchange described in Note 17, the Alkuri Warrants are no longer tradeable under this ticker symbol.

See reconciliation of fair values below:

	Tradeable (Level 1)	Non-tradeable (Level 2)	Non-tradeable (Level 3)	Total
	$’000	$’000	$’000	$’000
Balance at December 31, 2021	5,865	4,035	10,228	20,128
Fair value of Additional AlbaCore Warrants upon issuance	—	—	3,418	3,418
Change in fair value of warrant liabilities	(3,105)	(2,136)	(11,125)	(16,366)
Settlement of Alkuri warrants upon issuance of shares	(2,760)	(1,899)	360	(4,299)
Balance at June 30, 2022	—	—	2,881	2,881

16.	Related Parties

Transactions with Key Management Personnel

During the six months ended June 30, 2022, the remuneration of directors and other key management personnel - including company pension contributions made to money purchase schemes on their behalf - amounted to $1.8 million (2021:$2.5 million). The remuneration of the highest paid key manager was $0.3 million (2021: $0.7 million). These remuneration costs are recorded as an operating expense in Sales, general & administrative expenses.

Babylon Holdings Limited

Notes to the Condensed Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2022, share-based compensation expense related to key management personnel was $1.2 million (2021: $1.0 million).

During the three months ended June 30, 2022, Babylon recognized an expense of $3.8 million for a liability incurred during the quarter related to a guarantee of a minimum level of compensation based in part on the Company’s stock price for a senior (non-Director) employee under their employment agreement.

Directors’ cash remuneration is borne by the Company’s subsidiary, Babylon Partners Limited.

17.	Subsequent Events

Exit or Disposal Activities

In July 2022, the Company announced cost reduction actions which included reductions of our global workforce. As a result, the Company expects to recognize future restructuring expenses for severance and benefits within the range of $8 million to $11 million. These cost reduction actions related to the workforce reduction are expected to be completed by the fourth quarter of 2022.

Alkuri Warrants

In July 2022, in accordance with the Warrant Amendment, the Company exercised its right to exchange the remaining outstanding Alkuri Warrants for the Company’s Class A ordinary shares, at an exchange ratio of 0.2655 shares for each warrant. As a result of the transaction, 1,170,422 warrants were converted into 310,753 Class A ordinary shares. In addition, the Alkuri Warrants that were previously traded on the NYSE under the ticker symbol BBLN.W were delisted in July 2022, as no such warrants remained outstanding.

Equity Incentive Awards

In July 2022, the Remuneration Committee of the Board of Directors granted 13,750,000 RSAs and 11,000,000 PSUs to senior employees of the Company. Substantially all the RSAs granted are time-based awards with a market condition and vest over a four-year service period with 20.0%, 20.0%, 30.0%, and 30.0% vesting tranches for years one through four, respectively. Of the total granted RSAs, 2,000,000 vest in accordance with their individual agreements. Specifically, 1,000,000 vest upon a 6-month service condition and 1,000,000 are immediately vested. For the remaining 11,750,000 RSAs, each vesting tranche would alternatively vest upon achieving a share price on the New York Stock Exchange for any 20 trading days within a 30-day period. The total grant date fair value for all RSAs is $14.4 million. They are valued using the closing price at the grant date when all the key terms and conditions are known to all parties. The PSUs granted vest pursuant to the individual agreements that typically include multiple performance conditions such as, achieving a share price on the New York Stock Exchange for a specified duration of time or exceeding certain market capitalization thresholds and accelerate vesting upon a change of control. The PSUs typically expire after 4-years from the grant date and any unvested shares are forfeited upon separation from the Company.

Exhibit 99.2

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Preliminary Note

The following Management’s Discussion and Analysis (“MD&A”), prepared as of August 18, 2022, should be read in conjunction with the unaudited Condensed Consolidated Financial Statements of Babylon Holdings Limited for the three and six months ended June 30, 2022 together with the audited financial statements of the Company for the year ended December 31, 2021 and the accompanying MD&A for that fiscal year appearing in our Annual Report on 2021 Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2022. Unless otherwise indicated or the context otherwise requires, all references to the terms “Company,” “company,” “Babylon,” “we,” “us,” “our”, “Group” and similar terms refer to Babylon Holdings Limited, together with its consolidated subsidiaries. The referenced financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including U.S. GAAP.

We were founded by our Chief Executive Officer, Dr. Ali Parsadoust, in 2013. Babylon Holdings Limited was incorporated on April 11, 2014 and is in its ninth year of operation. Babylon is a company limited by shares organized under the laws of the Bailiwick of Jersey. Its registered office is at 31 Esplanade, St. Helier, Jersey, JE2 3QA. The mailing address of Babylon’s principal executive office is 2500 Bee Cave Road, Austin, Texas 78746 and Babylon’s telephone number is (512) 967-3787.

Our website address is www.babylonhealth.com. The information on, or that can be accessed through, our website is not part of this Report. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

This MD&A is the responsibility of management. Prior to its release, the Company’s Board of Directors (the “Board”) has approved this MD&A on the Audit Committee’s recommendation. The Company presents its financial statements in U.S. Dollars. Amounts in this MD&A are stated in U.S. Dollars unless otherwise indicated. Certain member counts are rounded to the nearest thousand.

Forward-Looking Statements

This Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or our future financial or operating performance. When used in this Report, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements include, without limitation, information concerning Babylon’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment and potential growth opportunities.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of Babylon’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to our future financial and operating results and that we may require additional financing; uncertainties related to our ability to continue as a going concern; our ability to successfully execute our planned cost reduction actions and realize the expected cost savings; the growth of our business and organization; risks associated with impairment of goodwill and other intangible assets; our failure to compete successfully; our ability to renew contracts with existing customers, and risks of contract renewals at lower fee levels, or significant reductions in members, pricing or premiums under our contracts due to factors outside our control; our dependence on our relationships with physician-owned entities; our ability to maintain and expand a network of qualified providers; our ability to increase engagement of individual members or realize the member healthcare cost savings that we expect; a significant portion of our revenue comes from a limited number of customers; the uncertainty and potential inadequacy of our claims liability estimates for medical costs and expenses; risks associated with estimating the amount and timing of revenue recognized under our licensing agreements and value-based care agreements with health plans; risks associated with our physician partners’ failure to accurately, timely and sufficiently document their services; risks associated with inaccurate or unsupportable information regarding risk adjustment scores of members in records and submissions to health plans; risks associated with reduction of reimbursement rates paid by third-party payers or federal or state healthcare programs; risks associated with regulatory proposals directed at containing or lowering the cost of healthcare, including the ACO REACH model; immaturity and volatility of the market for telemedicine and our unproven digital-first approach; our ability to develop and release new solutions and services; risks associated with our international operations, economic uncertainty, or downturns; the impact of COVID-19 or any other pandemic, epidemic or outbreak of an infectious disease in the United States or worldwide on our business; risks associated with foreign currency exchange rate fluctuations and restrictions; and the other risks and uncertainties identified in Babylon’s Annual Report on Form 20-F filed with the SEC on March 30, 2022, and in other documents filed or to be filed by Babylon with the SEC and available at the SEC’s website at www.sec.gov.

Babylon cautions that the foregoing list of factors is not exclusive and cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Except as required by law, Babylon does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this Report.

Overview

We are a leading digital-first, value-based care company. Founded in 2013, our mission is to make high-quality healthcare accessible and affordable for everyone on Earth. We believe we are poised to reengineer the global healthcare market to better align system-wide incentives and to shift the focus from reactive sick care to preventative healthcare, resulting in better member health, improved member experience and reduced costs. To achieve this goal, we are leveraging our highly scalable, digital-first platform combined with high quality virtual clinical operations and affiliated provider networks to provide an integrated, end-to-end healthcare solution. We combine artificial intelligence and broader technologies with human expertise to deliver modern healthcare.

We monetize our products and services in three primary ways:

•	Value-Based Care, or VBC, in which we manage a defined subset or the entire medical costs of a member population and capture the cost savings. During the three months ended June 30, 2022 and 2021, 92.0% and 68.1%, respectively, of our revenue was derived from VBC arrangements. During the six months ended June 30, 2022 and 2021, 92.3%, and 51.6%, respectively, of our revenue was derived from VBC arrangements.

•	Software Licensing, in which we predominantly sell our digital suite of products to partners who may provide care through their own medical networks. During the three months ended June 30, 2022 and 2021, 2.8% and 14.4%, respectively, of our revenue was derived from software licensing. During the six months ended June 30, 2022 and 2021, 2.8% and 34.4% respectively, of our revenue was derived from software licensing.

•	Clinical Services, in which our affiliated providers deliver medical consultations, typically on a fee-for-service (“FFS”), or a combination of capitation fee and FFS basis under a risk-based agreement. During the three months ended June 30, 2022 and 2021, 5.2% and 17.5%, respectively, of our revenue was derived from clinical services. During the six months ended June 30, 2022 and 2021, 4.9% and 14.0% respectively, of our revenue was derived from clinical services.

As of June 30, 2022, our VBC, software licensing and/or clinical service offerings supported patients in 15 countries. We have scaled our VBC offering rapidly over the last year to become one of the largest VBC networks in the United States, with approximately 269 thousand U.S. VBC Members as of June 30, 2022, and we expect to remain focused on U.S. growth. Our company has developed as follows:

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

•	2013: Founded by our Chief Executive Officer, Dr. Ali Parsadoust.

•	2014: Became the first digital-first health service provider to be registered with the Care Quality Commission (“CQC”), the healthcare services regulator and inspector in England. In response to primary care doctor shortages in the United Kingdom, Babylon contracted with the NHS to offer a technology platform to improve accessibility to primary care and to doctors, proving out the ability to tackle accessibility with high quality in a very advanced U.K. healthcare market.

•	2015: Began providing clinical services through our virtual care platform, offering diagnoses, advice and treatments via medical professionals to patients on a remote basis.

•	2016: First expanded outside the United Kingdom, launching in Rwanda. We sought to prove our model in a more challenging environment and partnered with the Bill and Melinda Gates Foundation and the government of Rwanda, a country with limited resources and infrastructure for healthcare.

•	2017: Made our technology available for licensing to corporate and institutional clients.

•	2018: Launched our agreement with Prudential in Asia, and since then have been rolling out our Symptom Checker and Health Assessment solutions across 11 countries in Asia.

•	2018: Launched our partnership with TELUS Health (“TELUS”) in Canada, the Canadian parent holding company of various telecommunication and other subsidiaries. TELUS agreed to use our platform to deliver digital health services across Canada through a joint venture named Babylon Health Canada Limited. We sold Babylon Health Canada Limited to TELUS in January 2021 and entered into a seven-year agreement to license our white-labeled digital platform to TELUS Health, allowing TELUS Health to provide integrated clinical services to members through a TELUS-branded version of the Babylon digital platform.

•	2020: Entered the U.S. market with a clinical services network and formed our first end-to-end digital, integrated VBC service, Babylon 360.

•	2021: Became a public company in the United States, with our Class A ordinary shares and warrants listed on the New York Stock Exchange (“NYSE”), upon completing a merger (the “Business Combination”) with Alkuri Global Acquisition Corp., a special purpose acquisition company (“Alkuri”), on October 21, 2021. In addition, we completed a private placement of our Class A ordinary shares to certain investors for an aggregate purchase price of $224 million (the “PIPE Investment”).

•	2022: Completed a warrant exchange in the second quarter and early third quarter of 2022, resulting in the delisting of aforementioned warrants from the NYSE.

We have also completed certain acquisitions in recent years that have helped improve our ability to deliver our products in services, including:

•	Fresno Health Care. In October 2020, we acquired certain portions of the Fresno Health Care business of FirstChoice Medical Group (“FCMG”) for $25.7 million. This acquisition was intended to advance the growth of our value-based care services, by transitioning members to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.

•	Meritage Medical Network. In April 2021, we acquired Meritage for $31.0 million. This acquisition was intended to expand the growth of our value-based care services, by transitioning over 20,000 Medicare Advantage and Commercial Health Maintenance Organization (“HMO”) patients within the Meritage network to digital-first tools that will enable members to access our virtual care network in conjunction with the existing physical access to services.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

•	Higi. On December 7, 2021, we exercised our option to acquire the remaining 74.7% outstanding equity interest in higi SH Holdings, Inc. (“Higi”) pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated October 29, 2021 (the “Higi Acquisition Agreement”). The closing of this acquisition occurred on December 31, 2021. The exercise price of the option to acquire the remaining Higi equity stake included the payment of $4.6 million in cash and the issuance of 3,412,107 Class A ordinary shares at the closing, the payment of $5.4 million at the closing to satisfy the principal and interest payable by a subsidiary of Higi pursuant to a promissory note in favor of ALP Partners Limited, an entity owned by our founder and Chief Executive Officer, the future payment of up to $0.3 million and issuance of up to 490,782 additional Class A ordinary shares after the expiration of a 15-month indemnification holdback period, and the issuance of 1,980,000 restricted stock units for Higi continuing employees and consultants in respect of Class A ordinary shares, of which 1,167,669 were vested at closing. Higi provides digital healthcare services via a network of Smart Health Stations located in the United States, and makes health kiosks found in retail pharmacies and grocery stores that provide free screenings of blood pressure, weight, pulse and body mass index.

We have experienced rapid revenue growth in the past two years in particular as we have recently expanded our VBC offerings. Our Revenue for the three months ended June 30, 2022 and 2021 was $265.4 million and $57.5 million, our Claims expense was $238.8 million and $40.4 million, our Clinical care delivery expense was $21.6 million and $16.0 million, our Platform & application expenses were $13.4 million and $14.9 million, our Research & development expenses were $18.7 million and $6.8 million, our Impairment expense was $53.2 million and no impairment expense and our Operating loss was $148.3 million and $65.8 million, respectively. Our Revenue for the six months ended June 30, 2022 and 2021 was $531.8 million and $128.8 million, our Claims expense was $486.3 million and $64.3 million, our Clinical care delivery expense was $45.6 million and $27.8 million, our Platform & application expenses were $30.1 million and $21.4 million, our Research & development expenses were $28.7 million and $17.2 million, our Impairment expense was $53.2 million and no impairment expense and our Operating loss was $238.4 million and $78.6 million, respectively.

Our Loss for the period was $157.1 million and $64.9 million, our EBITDA was $(135.2) million and $(58.7) million, and our Adjusted EBITDA was $(68.7) million and $(49.6) million, for the three months ended June 30, 2022 and 2021, respectively. Our loss was $248.4 million and $75.7 million, our EBITDA was $(210.8) million and $(62.7) million, and our Adjusted EBITDA was $(140.9) million and $(54.2) million, for the six months ended June 30, 2022 and 2021, respectively. EBITDA and Adjusted EBITDA are non-IFRS measures. For a description of how we calculate EBITDA and Adjusted EBITDA, a reconciliation to the most directly comparable IFRS measure, and the limitations of these non-IFRS financial measures, see “Key Business and Financial Metrics—EBITDA and Adjusted EBITDA.”

Impact of the COVID-19 Pandemic

The rapid spread of COVID-19 around the world (the “Pandemic”) has altered the behavior of businesses and people, with significant negative effects on national, state and local economies, the duration of which remains unknown at this time. Many state governors issued executive orders permitting physicians and other healthcare professionals licensed in other states to practice in their state without any additional licensure or by using a temporary, expedited or abbreviated licensure or registration process. In addition, changes were made to the Medicare and Medicaid programs (through legislative changes, and the exercise of regulatory discretion and authority) to increase access to telehealth services by, among other things, increasing reimbursement, permitting the enrollment of out of state providers and eliminating prior authorization requirements. It is uncertain how long these COVID-19 related regulatory changes will remain in effect and whether they will continue beyond this public health emergency period.

It is not currently possible to predict the ultimate financial impact of COVID-19 on our business, results of operations and financial condition. Key factors will include the extent to which changes in the behavior of people during the Pandemic result in a permanent change in their behavior, a longer-term reversion back to pre-Pandemic behaviors or a significant immediate reversion in behaviors as the impacts of the Pandemic become more manageable because of global vaccination programs.

Merger Agreement

In June 2021, we entered into a Merger Agreement, by and among Alkuri, Babylon and certain other parties which, among other things, provided for the Business Combination, in which our merger subsidiary merged with and into Alkuri, with Alkuri surviving as a wholly-owned subsidiary of Babylon. Following the consummation of the Business Combination, our Class A ordinary shares have been traded on the NYSE, and we have been developing the functions and resources necessary to operate as a public company, including employee-related costs and equity compensation, which has resulted in increased operating expenses when compared to the three and six months ended June 30, 2021 and may continue to increase.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Classification of Our Members

Members

“Members” refers to individuals globally who are covered by one of our value-based care agreements or other risk-based agreements with a health plan, healthcare provider or a government body (including NHS bodies in England), or who have access to our digital platform through our software license agreements or one of our clinical services offerings. In some instances, “member” is used only to refer to those registered to use the Babylon app, and in others, it refers to those that are eligible under contract to use the Babylon app, whether or not they have registered to use the Babylon app.

U.S. VBC Members

“U.S. VBC Members” refers to individuals who are covered by one of our VBC contracts with a U.S. health plan or healthcare provider. Under these agreements, we take financial responsibility for all or some of the surpluses or deficits in total actual costs under the agreement compared to our negotiated fixed per member per month, or capitation, allocation. In some of our VBC contracts, our financial responsibility for these surpluses or deficits is deferred until an initial agreed upon period has elapsed.

Key Business and Financial Metrics

We review a number of operating and financial metrics, including the following key metrics and non-IFRS measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. Governmental and other economic factors affecting our operations are discussed in “Item 4. Information on the Company” in our Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on March 30, 2022.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Revenue:
Value-based care	244,098	39,133	490,673	66,392
Software licensing	7,375	8,281	15,131	44,245
Clinical services	13,889	10,064	26,004	18,134
Total revenue	265,362	57,478	531,808	128,771
Claims expense	(238,764)	(40,384)	(486,316)	(64,301)
Clinical care delivery expense	(21,649)	(16,013)	(45,576)	(27,836)
Platform & application expenses	(13,356)	(14,943)	(30,059)	(21,377)
Research & development expenses	(18,658)	(6,811)	(28,715)	(17,201)
Sales, general & administrative expenses	(67,969)	(45,127)	(126,279)	(76,606)
Impairment expense	(53,224)	—	(53,224)	—
Loss for the period	(157,079)	(64,875)	(248,436)	(75,722)
EBITDA	(135,248)	(58,665)	(210,765)	(62,678)
Adjusted EBITDA	(68,678)	(49,605)	(140,921)	(54,160)

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

The breakout of U.S. VBC Members by health insurance program type is shown below:

	June 30,
	2022	2021
Medicaid	82%	67%
Medicare	12%	14%
Commercial	6%	19%
Total U.S. VBC Members	269,000	84,000

Our key business and financial metrics are explained in detail below.

Revenues

Value-based care revenue is derived from capitation revenue under our VBC contracts with U.S. health plans and healthcare providers, Software licensing revenue from technology licensing agreements for the use of our digital healthcare platform, and Clinical service revenue from the provision of clinical services.

Value-Based Care Revenue. Value-based care revenue consists primarily of capitation revenue for the delivery of VBC services under VBC contracts with U.S. health plans and healthcare providers. Under VBC contracts, we manage the healthcare needs of our members in a centralized manner, where we negotiate a PMPM or capitation allocation, often based on a percentage of the payer’s premium or Medical Loss Ratio with the payer. We assume financial responsibility for member healthcare services, which means that, throughout the measurement period, the total actual medical costs are compared to the capitation allocation. At the end of the measurement period, we will either be responsible for all or part of excess costs above the capitation allocation, or will receive all or part of any savings, as compared to the capitation allocation. In some of our more recent VBC contracts, our financial responsibility for these surpluses or deficits relative to the capitation allocation is deferred until an initial agreed upon period has elapsed. Capitation revenue under VBC contracts is not dependent upon the volume of specific care services provided, nor the utilization of our digital healthcare platform.

A small portion of the capitation revenue received under VBC contracts is variable, as the contracts contain provisions for performance-based incentives, performance guarantees and risk shares where amounts received are dependent upon factors such as quality metrics, member-specific attributes, and healthcare service costs. Capitation revenue is estimated using the most likely amount methodology and amounts are only included in revenue to the extent that it is highly probable that a significant reversal of cumulative revenue will not occur once any uncertainty is resolved. Such uncertainties may only be resolved several months after the end of the reporting period because of the availability of sufficient reliable data relating to factors such as quality metrics, member specific attributes and healthcare service costs. Subsequent changes in capitation fees and the amount of capitation revenue to be recognized by us are reflected in subsequent periods. The amount of variable capitation revenue recognized is expected to increase as the number of members we provide VBC services to increases.

Software Licensing Revenue. Software licensing revenue relates to a business customer obtaining a right to use and/or access our digital services. Where we have determined that the customer obtains a right to access our artificial intelligence (“AI”) services, we recognize revenue on a straight-line basis over the contractual term beginning when the customer has access to the service. Where we identify that the customer obtains a right to use license, we recognize revenue from the license upfront at the point in time at which the license is granted and the software is made available to the customer. In these licensing arrangements, we primarily provide digital services to corporate entities, and these corporate entities are considered our customers since the contract is for services that represent our ordinary business.

Clinical Services Revenue. Clinical services revenue is represented by our provision of clinical services to business and private users. Clinical service fees are FFS fees or a combination of FFS and capitation fees, including per-member-per-month (“PMPM”) subscription fees for the provision of virtual consultations. PMPM subscription fees give members access to our clinical services over the contractual period as set forth in the arrangement and may be allocated to Software licensing revenue for Clinical services revenues recognized for virtual consultations through software licensing arrangements. FFS revenue is based on contracted rates determined in agreed-upon compensation schedules.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Claims Expense

Claims expense includes the costs of healthcare services rendered by third parties on behalf of patients which the Company is contractually obligated to pay, which includes estimates for medical expenses incurred but not yet paid (“IBNP”) using actuarial processes that are applied on a systematic and consistent basis. This process includes the development of estimates using historical claims experience and actuarial models when sufficient claims history is available from health plans and payors. Claims expense also includes other external costs incurred in the delivery of healthcare services including insurance.

Clinical Care Delivery Expense

Clinical care delivery expense includes the internal costs that we incur in the provision of healthcare services to patients, which is substantially composed of employee-related expenses such as salaries and wages for Babylon healthcare professionals. Other costs within Clinical care delivery expense include operating costs incurred for the delivery of healthcare services to patients, such as occupancy, medical supplies, and other support-related costs.

Platform & Application Expenses

Platform & application expenses are costs of revenue related to our digital healthcare platform. These costs primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses, for individuals that are engaged in providing professional services related to support and maintenance of the digital healthcare platform, as well as third-party application costs, hosting services and other direct costs. It also includes amortization of capitalized development costs, including related amortization of tax credits. We expect our Platform & application expenses to increase commensurate with increased maintenance attributable to new contracts and continuing development of our technology platform.

Research & Development Expenses

Research & development expenses primarily include employee-related salaries, benefits, stock-based compensation, as well as contractor and consultant expenses for individuals that are engaged in performing activities to develop and enhance our digital healthcare platform as well as third-party application costs, hosting services and other indirect costs. It includes research costs and development costs that do not meet the criteria for capitalization and are expensed as incurred. We expect our Research & development expenses to continue to remain consistent with historical expense levels.

Sales, General & Administrative Expenses

Sales, general & administrative expenses include employee-related expenses, contractors and consultants’ expense, stock-based compensation, property and facility related expenses, directors and officers insurance, IT and hosting, marketing, training and recruiting expenses. Enterprise IT and hosting costs are primarily software subscriptions, domain and hosting costs. Our Sales, general & administrative expenses also include depreciation of property, fixtures and fittings and amortization of acquired intangible assets. We expect our Sales, general & administrative expenses to decline in the short-term starting in the fourth quarter of 2022, primarily due to certain cost reduction actions announced during the third quarter of 2022. In addition, our Sales, general & administrative expenses may fluctuate as a percentage of our total revenue from period to period due to the nature and timing of expenses, as well as increases in Sales, general & administrative expenses that we have incurred to operate as a public company. However, we expect Sales, general & administrative expenses to decline as a percentage of revenue over time through leverage of certain costs within Sales, general & administrative costs that are scalable relative to increases in revenue.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Significant Accounting Judgements, Estimates and Assumptions

Our discussion and analysis of our results of operations, liquidity and capital resources are based on our Condensed Consolidated Financial Statements which have been prepared in conformity with International Financial Reporting Standards. The preparation of these Condensed Consolidated Financial Statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities.

On an ongoing basis, we evaluate our estimates and judgments, including those related to business combinations, revenue recognition, capitalized development costs, impairment of intangible assets, consolidation and medical expenses incurred but not paid included in Claims Payable. We base our estimates on a combination of factors including historical and anticipated results and trends, and on various other assumptions that we believe are reasonable under the circumstances, including assumptions with regards to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates and could have a significant adverse effect on our results of operations and financial position. For a discussion of our significant accounting judgements, estimates and assumptions, see Note 3 of the audited financial statements in the 2021 Form 20-F. In addition, the following updates our discussion of impairment testing therein as of June 30, 2022.

Impairment Expense

As a result of a decrease in our publicly quoted share price and market capitalization continuing into 2022, we conducted an interim test of impairment on impacted cash generating units (“CGU”), consisting of both the Higi CGU and the California Independent Physician’s Association CGU as of June 30, 2022. As a result of this review, we identified an impairment related to our Higi CGU of $50.7 million as of June 30, 2022. The goodwill was allocated to the Higi CGU following the acquisition of Higi in the fourth quarter of 2021. We did not identify any impairment within the California IPA CGU.

We estimated the value in use of the Higi CGU using a discounted cash flow projection, a form of the income approach. Value in use is considered to be equal to, or higher than, fair value less costs of disposal. As part of the interim impairment test, we reduced our estimated future cash flows and business volumes used in the purchase price allocation at the time of acquisition, including revenues, margin, and capital expenditures to reflect our best estimates at this time. We also updated certain significant inputs into the valuation model, including the discount rate which increased reflecting, in part, higher market rates of interest and market volatility. Our updates to our discount rate and estimated future cash flows each had a significant impact to the estimated fair value of our Higi CGU.

In the event there are future adverse changes in our estimated future cash flows and/or changes in key assumptions, including but not limited to discount rate increases, lower revenue growth, lower margin, higher sales and marketing expenses, and/or a lower terminal growth rate, we may be required to record additional non-cash impairment charges to our goodwill, or impairment charges to other intangibles, and/or long-lived assets that are part of the Higi CGU. Such non-cash charges would likely have a material adverse effect on our consolidated statements of operations and balance sheets in the reporting period of the charge. Following the interim impairment test conducted as of June 30, 2022, there is no excess of the recoverable amount of the Higi CGU over the carrying value, so any further decrease in estimated fair value would result in additional impairment expense.

EBITDA and Adjusted EBITDA

In addition to our financial results reported in accordance with IFRS, we believe that EBITDA and Adjusted EBITDA, both of which are non-IFRS financial measures, are useful in evaluating the performance of our business. We define EBITDA as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, and tax provision or benefit. We define Adjusted EBITDA as profit (loss) for the period, adjusted for finance costs and income, depreciation and amortization, tax provision or benefit, impairment expenses, change in fair value of warrant liabilities, loss on settlement of warrants, share-based compensation, foreign exchange gain, restructuring and other one-time benefit arrangements, or loss and gain or loss on sale of subsidiaries.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

We believe that EBITDA and Adjusted EBITDA are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because they permit investors to evaluate our recurring profitability from our ongoing operating activities. EBITDA and Adjusted EBITDA have certain limitations, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. We caution investors that amounts presented in accordance with our definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because some companies calculate EBITDA and Adjusted EBITDA differently or not at all, limiting their usefulness as direct comparative measures.

The following table presents a reconciliation of EBITDA and Adjusted EBITDA from the most comparable IFRS measure, Loss for the period, for the three and six months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000
Loss for the period	(157,079)	(64,875)	(248,436)	(75,722)
Adjustments to calculate EBITDA:
Finance costs and income	9,688	1,237	16,061	2,215
Depreciation and amortization	11,944	7,474	21,402	13,322
Tax provision / (benefit)	199	(2,501)	208	(2,493)
EBITDA	(135,248)	(58,665)	(210,765)	(62,678)
Adjustments to calculate Adjusted EBITDA:
Impairment expense	53,224	—	53,224	—
Change in fair value of warrant liabilities	(10,791)	—	(16,366)	—
Loss on settlement of warrants	2,375	—	2,375	—
Share-based compensation	10,564	9,542	18,966	12,344
Exchange loss / (gain)	7,350	(482)	7,797	91
Restructuring and other one-time benefit arrangements	3,848	—	3,848	—
Gain on sale of subsidiary	—	—	—	(3,917)
Adjusted EBITDA	(68,678)	(49,605)	(140,921)	(54,160)

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Results of Operations - Three Months Ended June 30, 2022 Compared to the Three Months Ended June 30, 2021.

The results of operations presented below should be reviewed in conjunction with the unaudited Condensed Consolidated Financial Statements. The following table presents data from our unaudited Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the three months ended June 30, 2022 and 2021:

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	244,098	39,133	204,965	523.8%
Software licensing	7,375	8,281	(906)	(10.9)%
Clinical services	13,889	10,064	3,825	38.0%
Total revenue	265,362	57,478	207,884	361.7%
Claims expense	(238,764)	(40,384)	(198,380)	491.2%
Clinical care delivery expense	(21,649)	(16,013)	(5,636)	35.2%
Platform & application expenses	(13,356)	(14,943)	1,587	(10.6)%
Research & development expenses	(18,658)	(6,811)	(11,847)	173.9%
Sales, general & administrative expenses	(67,969)	(45,127)	(22,842)	50.6%
Impairment expense	(53,224)	—	(53,224)	NM
Operating loss	(148,258)	(65,800)	(82,458)	125.3%
Finance costs	(9,816)	(1,251)	(8,565)	684.7%
Finance income	128	14	114	814.3%
Change in fair value of warrant liabilities	10,791	—	10,791	NM
Loss on settlement of warrants	(2,375)	—	(2,375)	NM
Exchange (loss) / gain	(7,350)	482	(7,832)	(1,624.9)%
Net finance (expense) income	(8,622)	(755)	(7,867)	1,042.0%
Share of loss of equity-accounted investees	—	(821)	821	(100.0)%
Loss before taxation	(156,880)	(67,376)	(89,504)	132.8%
Tax (provision) / benefit	(199)	2,501	(2,700)	(108.0)%
Loss for the period	(157,079)	(64,875)	(92,204)	142.1%

NM = not meaningful

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

The following table sets forth our results of operations as a percentage of total revenue for each period presented preceding:

	Three Months Ended June 30,
	2022	2021
Revenue:
Value-based care	92.0%	68.1%
Software licensing	2.8%	14.4%
Clinical services	5.2%	17.5%
Total revenue	100.0%	100.0%
Claims expense	(90.0)%	(70.3)%
Clinical care delivery expense	(8.2)%	(27.9)%
Platform & application expenses	(5.0)%	(26.0)%
Research & development expenses	(7.0)%	(11.8)%
Sales, general & administrative expenses	(25.6)%	(78.5)%
Impairment expense	(20.1)%	—%
Operating loss	(55.9)%	(114.5)%
Finance costs	(3.7)%	(2.2)%
Finance income	—	—
Change in fair value of warrant liabilities	4.1%	—
Loss on settlement of warrants	(0.9)%	—
Exchange (loss) / gain	(2.8)%	0.8%
Net finance (expense) income	(3.2)%	(1.3)%
Share of loss of equity-accounted investees	—%	(1.4)%
Loss before taxation	(59.1)%	(117.2)%
Tax (provision) / benefit	—%	4.4%
Loss for the period	(59.2)%	(112.9)%

Revenues

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	244,098	39,133	204,965	523.8%
Software licensing	7,375	8,281	(906)	(10.9)%
Clinical services	13,889	10,064	3,825	38.0%
Total revenue	265,362	57,478	207,884	361.7%

Total revenue increased by $207.9 million from $57.5 million for the three months ended June 30, 2021 to $265.4 million for the three months ended June 30, 2022, largely due to the expansion of the Value-based care revenue stream in the United States, which includes revenue from the acquisition of Meritage Medical Network in April 2021 and revenue from new VBC contracts.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Total Value-based care revenue increased by $205.0 million from $39.1 million for the three months ended June 30, 2021 to $244.1 million for the three months ended June 30, 2022. The increase in revenue from Value-based care of $205.0 million is attributable to the expansion of our related product offerings in the United States. In addition, $189.4 million of the increase in VBC revenue relates to new VBC contracts with various health plans between June 30, 2021 and June 30, 2022, which increased the number of U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022.

Total Software licensing revenue decreased by $0.9 million from $8.3 million for the three months ended June 30, 2021 to $7.4 million for the three months ended June 30, 2022. The decrease in revenue from Software licensing of $0.9 million is primarily attributable to the strengthening of the U.S. Dollar against the Pound Sterling during three months ended June 30, 2022.

Total Clinical services revenue increased by $3.8 million from $10.1 million for the three months ended June 30, 2021 to $13.9 million for three months ended June 30, 2022. The increase in Clinical services revenue is primarily attributable to increased virtual consultations on our digital healthcare platform following the expansion of our digital healthcare platform in the United States throughout 2021 and continuing into 2022.

Claims Expense

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Claims expense	(238,764)	(40,384)	(198,380)	491.2%

Claims expense increased by $198.4 million from $40.4 million for the three months ended June 30, 2021 to $238.8 million for the three months ended June 30, 2022. Claims expense as a percentage of VBC revenue was 97.8% for the three months ended June 30, 2022 and 103.2% for the three months ended June 30, 2021. The increase in Claims expense is primarily attributable to the expansion of our VBC product offerings in the United States, which largely contributed to the increase in U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022. The decrease in Claims expense as a percentage of VBC revenue was largely attributable to increased engagement with our U.S. VBC Members and the impacts of new VBC contracts.

Clinical Care Delivery Expense

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Clinical care delivery expense	(21,649)	(16,013)	(5,636)	35.2%

Clinical care delivery expense increased by $5.6 million from $16.0 million for the three months ended June 30, 2021 to $21.6 million for the three months ended June 30, 2021. Clinical care delivery expense as a percentage of revenue was 8.2% for the three months ended June 30, 2022 and 27.9% for the three months ended June 30, 2021. The increase in Clinical care delivery expense is primarily attributable to an increase in wages and salaries of $4.8 million attributable to the expansion of our VBC product offerings in new geographic areas and additional healthcare providers to support the increased U.S. VBC Members. The decrease in Clinical care delivery expense as a percentage of revenue is due to leverage from the scale of our operations through our digital healthcare platform as we add new U.S. VBC Members. Share-based compensation expense of $0.3 million has been included in Clinical care delivery expense for the three months ended June 30, 2022.

Platform & Application Expenses

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Platform & application expenses	(13,356)	(14,943)	1,587	(10.6)%

Platform & application expenses decreased by $1.6 million from $14.9 million for the three months ended June 30, 2021 to $13.4 million for the three months ended June 30, 2022. The decrease in Platform & application expenses is primarily attributable to a decrease in employee related expenses due to a transfer of employees from Platform & application departments to Research & development departments following a realignment of resources within our product and technology function during the three months ended June 30, 2022, contributing a decline of $5.9 million. Employee related expenses primarily consist of wages and salaries, share-based compensation and social security and pension contributions. This decrease was partially offset by an increase in IT and hosting costs of $2.7 million primarily due to an increased proportion of these costs being attributable to operating our digital healthcare platform. Share-based compensation expense of $0.2 million has been included in Platform & application expense for the three months ended June 30, 2022.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Research & Development Expenses

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Research & development expenses	(18,658)	(6,811)	(11,847)	173.9%

Research & development expenses increased by $11.8 million from $6.8 million for the three months ended June 30, 2021 to $18.7 million for the three months ended June 30, 2022. The increase in Research & development expenses is primarily attributable to incremental costs incurred to support growth initiative and expansion of our digital healthcare platform. These incremental costs include increases in contractors and consultation expenses of $4.9 million along with an increase for IT and hosting of $2.1 million. Further, a transfer of employees from Platform & application departments to Research & development departments following a realignment of resources within our product and technology functions during the three months ended June 30, 2022, in addition to general headcount increases, contributed to an increase in employee related expenses of $4.4 million. Employee related expenses primarily consist of wages and salaries, share-based compensation and social security and pension contributions. Share-based compensation expense of $4.1 million has been included in Research & development expense for the three months ended June 30, 2022.

Sales, General & Administrative Expenses

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Sales, general & administrative expenses	(67,969)	(45,127)	(22,842)	50.6%

Sales, general & administrative expenses increased by $22.8 million from $45.1 million for the three months ended June 30, 2021 to $68.0 million for the three months ended June 30, 2022. The increase in Sales, general & administrative expenses is primarily attributable to an increase in our employee headcount related to our selling, general & administrative activities contributing an increase of $8.9 million. Employee related expenses primarily consist of wages and salaries, share-based compensation, social security and pension contributions. In addition, included within Sales, general & administrative expenses for the three months ended June 30, 2022 is $3.8 million in compensation-related expenses payable to a senior (non-Director) employee under their employment agreement. Another contributing factor to the increase in Sales, general & administrative expense was an increase in depreciation and amortization of $3.1 million, related to intangibles acquired in acquisitions that closed in April and December of 2021. Further, professional fees and insurance increased by $3.0 million and $3.8 million, respectively, primarily related to increased expenses associated with operating as a public company. Share-based compensation expense of $5.9 million has been included in Sales, general & administrative expense for the three months ended June 30, 2022.

Finance Costs

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Finance costs	(9,816)	(1,251)	(8,565)	684.7%

Finance costs increased by $8.6 million from $1.3 million for the three months ended June 30, 2021 to $9.8 million for the three months ended June 30, 2022. The increase in Finance costs is primarily attributable to higher Loans and borrowings outstanding during the current period related to debt issuances of $200 million and $100 million in the fourth quarter of 2021 and first quarter of 2022, respectively, compared to the prior year, as well as a higher effective interest rate.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Change in Fair Value of Warrant Liabilities

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Change in fair value of warrant liabilities	10,791	—	10,791	NM

Change in fair value of warrant liabilities resulted in income of $10.8 million during the three months ended June 30, 2022, whereas we did not have warrants outstanding in the three months ended June 30, 2021. The non-cash Change in fair value of warrant liabilities is primarily related to the classification of warrants as liabilities at fair value upon issuance, with resulting changes in fair value recorded in the Condensed Consolidated Statement of Profit or Loss.

Loss on Settlement of Warrants

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Loss on settlement of warrants	(2,375)	—	(2,375)	NM

Loss on settlement of warrants of $2.4 million was recognized during the three months ended June 30, 2022, and is primarily related to the settlement of our public and private placement warrants in exchange for the issuance of Class A ordinary shares.

Exchange (Loss) / Gain

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Exchange (loss) / gain	(7,350)	482	(7,832)	(1624.9)%

Exchange (loss) / gain increased by $7.8 million from a gain of $0.5 million for the three months ended June 30, 2021 to a loss of $7.4 million for the three months ended June 30, 2022. The key driver of the exchange loss was the strengthening of the U.S. Dollar against the Pound Sterling.

Impairment Expense

	Three Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Impairment expense	(53,224)	—	(53,224)	NM

The Company recognized a non-cash impairment expense of $50.7 million during the three months ended June 30, 2022 following an interim test of impairment as a result of the identification of indicators of impairment during the quarter. Refer to “Significant Accounting Judgements, Estimates and Assumptions - Goodwill Impairment Charge” and - Note 8 Intangible Assets and Goodwill, located in the Company’s Condensed Consolidated Financial Statements. In addition, the Company recognized an impairment expense of $2.6 million for capitalized development costs that the Company no longer considered to be technologically feasible.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Results of Operations - Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

The results of operations presented below should be reviewed in conjunction with the unaudited Condensed Consolidated Financial Statements. The following table presents data from our unaudited Condensed Consolidated Statement of Profit and Loss and Other Comprehensive Loss for the six months ended June 30, 2022 and 2021:

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	490,673	66,392	424,281	639.1%
Software licensing	15,131	44,245	(29,114)	(65.8)%
Clinical services	26,004	18,134	7,870	43.4%
Total revenue	531,808	128,771	403,037	313.0%
Claims expense	(486,316)	(64,301)	(422,015)	656.3%
Clinical care delivery expense	(45,576)	(27,836)	(17,740)	63.7%
Platform & application expenses	(30,059)	(21,377)	(8,682)	40.6%
Research & development expenses	(28,715)	(17,201)	(11,514)	66.9%
Sales, general & administrative expenses	(126,279)	(76,606)	(49,673)	64.8%
Impairment expense	(53,224)	—	(53,224)	NM
Operating loss	(238,361)	(78,550)	(159,811)	203.5%
Finance costs	(16,444)	(2,243)	(14,201)	633.1%
Finance income	383	28	355	1267.9%
Change in fair value of warrant liabilities	16,366	—	16,366	NM
Loss on settlement of warrants	(2,375)	—	(2,375)	NM
Exchange (loss) / gain	(7,797)	(91)	(7,706)	8468.1%
Net finance (expense) income	(9,867)	(2,306)	(7,561)	327.9%
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%
Share of loss of equity-accounted investees	—	(1,276)	1,276	(100.0)%
Loss before taxation	(248,228)	(78,215)	(170,013)	217.4%
Tax (provision) / benefit	(208)	2,493	(2,701)	(108.3)%
Loss for the period	(248,436)	(75,722)	(172,714)	228.1%

NM = not meaningful

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

The following table sets forth our results of operations as a percentage of total revenue for each period presented preceding:

	Six Months Ended June 30,
	2022	2021
Revenue:
Value-based care	92.3%	51.6%
Software licensing	2.8%	34.4%
Clinical services	4.9%	14.0%
Total revenue	100.0%	100.0%
Claims expense	(91.4)%	(49.9)%
Clinical care delivery expense	(8.6)%	(21.6)%
Platform& application expenses	(5.7)%	(16.6)%
Research& development expenses	(5.4)%	(13.4)%
Sales, general& administrative expenses	(23.7)%	(59.5)%
Impairment expense	(10.0)%	—
Operating loss	(44.8)%	(61.0)%
Finance costs	(3.1)%	(1.7)%
Finance income	0.1%	—
Change in fair value of warrant liabilities	3.1%	—
Loss on settlement of warrants	(0.4)%	—
Exchange (loss) / gain	(1.5)%	(0.1)%
Net finance (expense) income	(1.9)%	(1.8)%
Gain on sale of subsidiary	—	3.0%
Share of loss of equity-accounted investees	—	(1.0)%
Loss before taxation	(46.7)%	(60.7)%
Tax (provision) / benefit	—	1.9%
Loss for the period	(46.7)%	(58.8)%

Revenues

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Revenue:
Value-based care	490,673	66,392	424,281	639.1%
Software licensing	15,131	44,245	(29,114)	(65.8)%
Clinical services	26,004	18,134	7,870	43.4%
Total revenue	531,808	128,771	403,037	313.0%

Total revenue increased by $403.0 million from $128.8 million for the six months ended June 30, 2021 to $531.8 million for the six months ended June 30, 2022, largely due to the expansion of the Value-based care revenue stream in the United States, including revenue from the acquisition of Meritage Medical Network in April 2021 and revenue from new VBC contracts. In addition, revenue from Software licensing decreased by $29.1 million, primarily attributable to upfront revenue recognized related to a software licensing agreement with TELUS during the first quarter of 2021.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Total Value-based care revenue increased by $424.3 million from $66.4 million for the six months ended June 30, 2021 to $490.7 million for the six months ended June 30, 2022 The increase in revenue from Value-based care of $424.3 million is attributable to the expansion of our related product offerings in the United States, of which $53.7 million relates to revenue from the acquisition of Meritage Medical Network in April 2021. In addition, $379.4 million of the increase in VBC revenue relates to new VBC contracts with various health plans between June 30, 2021 and June 30, 2022, which increased the number of U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022.

Total Software licensing revenue decreased by $29.1 million from $44.2 million for the six months ended June 30, 2021 to $15.1 million for the six months ended June 30, 2022. The decrease in revenue from Software licensing of $29.1 million is primarily attributable to upfront revenue recognized in connection with the TELUS license of $28.4 million in the first quarter of 2021.

Total Clinical services revenue increased by $7.9 million from $18.1 million for the six months ended June 30, 2021 to $26.0 million for the six months ended June 30, 2022. The increase in Clinical services revenue is primarily attributable to increased virtual consultations on our digital healthcare platform following the expansion of our digital healthcare platform in the United States throughout 2021 and continuing into 2022.

Claims Expense

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Claims expense	(486,316)	(64,301)	(422,015)	656.3%

Claims expense increased by $422.0 million from $64.3 million for the six months ended June 30, 2021 to $486.3 million for the six months ended June 30, 2022. Claims expense as a percentage of VBC revenue was 99.1% for the six months ended June 30, 2022 and 96.9% for the six months ended June 30, 2021. The increase in Claims expense is primarily attributable to the expansion of our VBC product offerings in the United States, which largely contributed to the increase in U.S. VBC Members from approximately 84 thousand as of June 30, 2021 to approximately 269 thousand as of June 30, 2022. The increase in Claims expense as a percentage of VBC revenue was largely attributable to investments made to increase engagement with our U.S. VBC Members, as well as the costs associated with the implementation of new VBC contracts.

Clinical Care Delivery Expense

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Clinical care delivery expense	(45,576)	(27,836)	(17,740)	63.7%

Clinical care delivery expense increased by $17.7 million from $27.8 million for the six months ended June 30, 2021 to $45.6 million for the six months ended June 30, 2022. Clinical care delivery expense as a percentage of revenue was 8.6% for the six months ended June 30, 2022 and 21.6% for the six months ended June 30, 2021. The increase in Clinical care delivery expense is primarily attributable to an increase in wages and salaries of $16.8 million attributable to the expansion of our VBC product offerings in new geographic areas and additional healthcare providers to support the increased U.S. VBC Members. The increase in Clinical care delivery expense as a percentage of revenue is due to leverage from the scale of our operations through our digital healthcare platform as we add new U.S. VBC Members. Share-based compensation expense of $0.7 million has been included in Clinical care delivery expense for the six months ended June 30, 2022.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Platform & Application Expenses

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Platform & application expenses	(30,059)	(21,377)	(8,682)	40.6%

Platform & application expenses increased by $8.7 million from $21.4 million for the six months ended June 30, 2021 to $30.1 million for the six months ended June 30, 2022. The increase in Platform & application expenses is primarily attributable to an increase in IT and hosting costs of $7.9 million due to an increased proportion of these costs being attributable to operating our digital healthcare platform and an increase in platform costs of $4.5 million. These increases were partially offset due to a due to a transfer of employees from Platform & application departments to Research & development departments in the six months ended June 30, 2022, contributing a decline of $4.7 million in employee related expenses. Employee related expenses primarily consist of wages and salaries, share-based compensation, social security and pension contributions. Share-based compensation expense of $0.5 million has been included in Platform & application expenses for the six months ended June 30, 2022.

Research & Development Expenses

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Research & development expenses	(28,715)	(17,201)	(11,514)	66.9%

Research & development expenses increased by $11.5 million from $17.2 million for the six months ended June 30, 2021 to $28.7 million for the six months ended June 30, 2022. The increase in Research & development expenses is primarily attributable to incremental costs incurred to support growth initiatives and expansion of our digital healthcare platform. These incremental costs include increases in contractors and consultation expenses of $5.5 million along with increases to IT and hosting of $2.1 million. Further, a transfer of employees from Platform & application departments to Research & development departments following a realignment of resources within our product and technology functions during the six months ended June 30, 2022, in addition to general headcount increases, contributed to an increase in employee related expenses of $3.5 million. Employee related expenses primarily consists of wages, salaries, share-based compensation, social security and pension contributions. Share-based compensation expense of $5.5 million has been included in Research & development expenses for the six months ended June 30, 2022.

Sales, General & Administrative Expenses

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Sales, general & administrative expenses	(126,279)	(76,606)	(49,673)	64.8%

Sales, general & administrative expenses increased by $49.7 million from $76.6 million for the six months ended June 30, 2021 to $126.3 million for the six months ended June 30, 2022. The increase in Sales, general & administrative expenses is primarily attributable to an increase in our employee headcount related to our selling, general & administrative activities contributing an increase of $23.9 million. Employee related expenses primarily consist of wages and salaries, share-based compensation and social security and pension contributions. In addition, included within Sales, general & administrative expenses for the six months ended June 30, 2022 is $3.8 million in compensation-related expenses payable to a senior (non-Director) employee under their employment agreement. Another contributing factor to the increase in Sales, general & administrative expense was an increase in depreciation and amortization of $5.8 million, related to intangibles acquired in acquisitions that closed in April and December of 2021. Further, professional fees and insurance increased by $5.3 million and $7.4 million, respectively, primarily related to increased expenses associated with operating as a public company. Share-based compensation expense of $12.2 million has been included in Sales, General and Administrative expenses for the six months ended June 30, 2022.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Finance Costs

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Finance costs	(16,444)	(2,243)	(14,201)	633.1%

Finance costs increased by $14.2 million from $2.2 million for the six months ended June 30, 2021 to $16.4 million for the six months ended June 30, 2022. The increase in Finance costs is primarily attributable to higher Loans and borrowings outstanding during the current period related to debt issuances of $200 million and $100 million in the fourth quarter of 2021 and first quarter of 2022, respectively, compared to the prior year, as well as a higher effective interest rate.

Change in Fair Value of Warrant Liabilities

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Change in fair value of warrant liabilities	16,366	—	16,366	NM

Change in fair value of warrant liabilities resulted in income of $16.4 million during the six months ended June 30, 2022, whereas we did not have warrants outstanding in the six months ended June 30, 2021. The non-cash Change in fair value of warrant liabilities is primarily related to the classification of warrants as liabilities at fair value upon issuance, with resulting changes in fair value recorded in the Condensed Consolidated Statement of Profit or Loss.

Loss on Settlement of Warrants

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Loss on settlement of warrants	(2,375)	—	(2,375)	NM

Loss on settlement of warrants of $2.4 million was recognized during the six months ended June 30, 2022, and primarily related to the settlement of our public and private placement warrants in exchange for the issuance of Class A ordinary shares.

Exchange Loss

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Exchange loss	(7,797)	(91)	(7,706)	8468.1%

Exchange loss increased by $7.7 million from a loss of $0.1 million for the six months ended June 30, 2021 to a loss of $7.8 million for the six months ended June 30, 2022. The key driver of the exchange loss was the strengthening of the U.S. Dollar against the Pound Sterling.

Gain on Sale of Subsidiary

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Gain on sale of subsidiary	—	3,917	(3,917)	(100.0)%

Gain on sale of subsidiary decreased by $3.9 million for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The activity in the prior period is related to the sale of Babylon Health Canada Limited to TELUS. There was no such activity in the current period.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Impairment Expense

	Six Months Ended June 30,		Variance
	2022	2021	$	%
	$’000	$’000	$’000
Impairment expense	(53,224)	—	(53,224)	NM

The Company recognized a non-cash impairment expense of $50.7 million during the six months ended June 30, 2022 following an interim test of impairment as a result of the identification of indicators of impairment during the quarter. Refer to “Significant Accounting Judgements, Estimates and Assumptions - Goodwill Impairment Charge” and - Note 8 Intangible Assets and Goodwill, located in the Company’s Condensed Consolidated Financial Statements. In addition, the Company recognized an impairment of $2.6 million for capitalized development costs related to projects and features of our digital healthcare platform that were no longer considered to be technologically feasible.

Liquidity and Capital Resources

In connection with the Business Combination, the PIPE Investment, and the issuance of unsecured notes in the fourth quarter of 2021, we generated net proceeds of $378.6 million. Further, we issued $100 million of additional unsecured notes on March 31, 2022.

For the six months ended June 30, 2022, we had a Loss for the period of $248.4 million. As of June 30, 2022, we had Cash and cash equivalents of $187.0 million. We require and will continue to need significant cash resources to, among other things, fund our working capital requirements, make capital expenditures (including those related to product development), and expand our business. Our future capital requirements will depend on many factors, including our ability to successfully execute the cost reduction actions we announced in July 2022, our ability to provide more affordable healthcare, our employee headcount, our revenue mix, costs relating to the implementation of new contracts and the timing and extent of spending to support product development efforts.

If we were to require additional funding, seek additional sources of financing or desire to refinance our debt, we believe that our historical ability to raise and deploy capital to fund the development of our digital healthcare platform and expansion of our operations would enable us to access financing on reasonable terms. However, there can be no assurance that such financing would be available to us on favorable terms or at all. If the financing is not available, or if the terms of such financing are not acceptable to us, we may be forced to decrease the level of investment in our digital healthcare platform, scale back our operations, defer investments to execute on our growth strategy or execute a combination of these cost management strategies, which could have an adverse impact on our business and financial prospects. The Loss for the period in current and prior periods we have incurred since inception are consistent with our strategy and plans for continued growth and expansion. We expect to continue to incur losses as we execute on our operating plan and expand our product offerings in the near term.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Cash Flows

The following table discloses our consolidated cash flows provided by (used in) operating, investing and financing activities for the periods presented:

	Six Months Ended June 30,
	2022	2021
	$’000	$’000
Net cash used in operating activities	(126,945)	(19,466)
Net cash used in investing activities	(24,043)	(35,313)
Net cash provided by (used in) financing activities	85,686	(4,485)
Net increase in cash and cash equivalents	(65,302)	(59,264)
Cash and cash equivalents beginning of the period	262,581	101,757
Effect of exchange rates	(10,322)	(112)
Cash and cash equivalents end of the period	186,957	42,381

Cash Flows Used in Operating Activities

Net cash used in operating activities was $126.9 million for the six months ended June 30, 2022 compared to net cash used in operating activities of $19.5 million for the six months ended June 30, 2021, an increase of $107.5 million. The increase in Net cash used in operating activities is primarily attributable to a higher Loss for the period, after adjusting for non-cash items, of $91.9 million when compared to the prior period. In addition, cash flows used in operating activities in the prior period as partially offset by the upfront payment of $66.9 million during the first quarter of 2021 in connection with a software licensing agreement. See “Results of Operations - Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021” for additional discussion of the increase in expenses contributing to the Loss for the period.

Cash Flows Used in Investing Activities

Net cash used in investing activities was $24.0 million for the six months ended June 30, 2022 compared to net cash used in investing activities of $35.3 million for the six months ended June 30, 2021, a decrease of $11.3 million. The decrease in Net cash used in investing activities was primarily related to cash paid for acquisitions and purchases of shares in associates and joint ventures of $13.8 million and $5.0 million, respectively, in 2021, whereas the Company did not have comparable investing cash outflows in 2022. This decrease was partially offset by higher cash investing cash outflows for capital expenditures of $4.5 million.

Cash Flows Provided by (Used in) Financing Activities

Net cash provided by financing activities was $85.7 million for the six months ended June 30, 2022 compared to net cash used in financing activities of $4.5 million for the six months ended June 30, 2021, an increase of $90.2 million. The increase in Net cash provided by financing activities is primarily attributable to the proceeds from the issuance of borrowings during the period of $100.0 million, offset by payment of debt and equity issuance costs of $5.5 million and higher interest payments of $2.8 million.

Funding Requirements

As of June 30, 2022, we had a shareholders’ deficit position of $60.4 million, including cash and cash equivalents of $187.0 million. The Group has financed its operations principally through issuances of debt and equity securities and has a strong record of fundraising, including the receipt of proceeds of $429.3 million through the issuance of debt and equity securities in the fourth quarter of 2021. Further, we issued $100.0 million of additional unsecured notes on March 31, 2022. The Group requires significant cash resources to, among other things, meet working capital requirements and fund capital expenditures, including those related to product development.

BABYLON HOLDINGS LIMITED

Management Discussion and Analysis (“MD&A”)

For the Three and Six Months Ended June 30, 2022

Our directors performed a going concern assessment for a period of twelve months from the date of approval of these Condensed Consolidated Financial Statements to assess whether conditions exist that raise significant doubt regarding the Group’s ability to continue as a going concern. This assessment indicates we have sufficient liquidity to fund our liabilities as they become due through December 31, 2022, although successful execution of the cost reduction actions we announced in July 2022 is necessary in order for us to meet our liabilities that may fall due through August 2023 and beyond if we continue with our planned growth strategy.

While there is no assurance that additional funds are available on acceptable terms or that we will be able to successfully execute the cost reduction actions we announced in July 2022, the directors believe that the Group will be successful in raising the additional capital needed to execute our planned growth strategy and to meet working capital and capital expenditure requirements that may fall due through August 2023 and after. Based on this assessment, we believe it remains appropriate to prepare our financial statements on a going concern basis.

However, the above indicates that there are material uncertainties (ability to raise further capital and successfully execute cost reduction actions) related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern and therefore, to continue realizing its assets and discharging its liabilities in the normal course of business.

The financial statements do not include any adjustments that would result from the basis of preparation being inappropriate.